Interim Report 2012


wo
store

China unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability

Stock Code: 0762

www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited

75th Floor, The Center, 99 Queen's Road Central, HK

Tel (852) 2126 2018 Fax (852) 2126 2016

Contents

Chairman's Statement



Dear Shareholders,

In the first half of 2012, the Company continued to lead the industry in terms of revenue growth, with a continued improvement in its business structure and enhanced profitability and overall strength.

Chang Xiaobing
Chairman & CEO

Chairman's Statement



Financial performance[1]

In the first half year, revenue of the Company totaled RMB121.69 billion, an increase of 20.0% over the same period last year (excluding deferred fixed-line upfront connection fee for the same period last year, same hereinafter unless otherwise specified). Service revenue was RMB102.39 billion, an increase of 13.3% over the same period last year.

While revenue grew rapidly, the Company saw a continued improvement in its profitability and operating cash flows. EBITDA reached RMB36.04 billion, an increase of 12.5% over the same period last year. Net profit was RMB3.43 billion, an increase of 31.9% over the same period last year. Basic earnings per share was RMB0.146. Operating cash flows was RMB35.54 billion, an increase of 3.3% over the same period last year. Capital expenditure was RMB38.94 billion.

As at 30 June 2012, the net debt-to-capitalisation ratio of the Company was 29.6%. The Company's debt-to-capitalisation structure remained solid.

Business performance[1]

Facing a complex macroeconomic situation and an increasingly intense market competition, the Company continued to grasp the good opportunities of industry development and accelerate the scale development of its key businesses. The Company's revenue continued to grow rapidly, with its growth rate maintaining at an industry-leading level. The period-on-period growth rate of service revenue exceeded the industry average by 4.1 percentage points. The market share of revenue continued to increase. The revenue structure continued to improve. Revenue from the mobile business and the non-voice business accounted for 59.1% and 52.3% of its total service revenue respectively.

Chairman's Statement

The mobile business achieved scale and rapid development amidst transformation and upgrade

In the first half year, service revenue from the mobile business of the Company was RMB60.48 billion, an increase of 23.4% over the same period last year. The number of mobile subscribers of the Company reached 219.249 million, an increase of 20.7% over the same period last year. The ARPU of mobile subscribers was RMB48.1, an increase of 2.8% over the same period last year. Revenue from the non-voice business and 3G business accounted for 40.6% and 44.5% of the service revenue from the mobile business respectively. The mobile business achieved scale and rapid development amidst the transformation and upgrade of the industry.

The Company focused on developing the business scale of its 3G business. In the first half year, the net additions of 3G subscribers were 17.511 million and the total number of 3G subscribers reached 57.530 million. The ARPU of subscribers and average monthly data flow of mobile phone subscribers were RMB91.8 and 138.3MB respectively, continuing to maintain at an industry leading level. Service revenue from the 3G business was RMB26.90 billion, which doubled the amount of the same period last year, and economy of scale has been gradually emerged.

While 3G subscribers grew rapidly, the penetration rate of contract subscribers also increased rapidly. Following the successful launch of the first thousand-RMB smartphones which drove the rapid growth of the number of subscribers, the Company further improved its 3G strategic handset system and enhanced the price-performance ratio and penetration rate of smartphones. This strengthened the Company's ability to enhance its contract sales and create favourable condition for achieving economy-of-scale of its 3G business. As at 30 June 2012, the contract subscribers accounted for 47.7% of total 3G subscribers, an increase of 12.3 percentage points from the end of last year, further optimizing its 3G subscribers mix.

With improving sales and marketing policies, the Company sought further breakthrough in its channel sales capability. By focusing on core outlets, the Company inspired sales vigour through measures such as optimizing the sales process, enhancing incentives and promoting experiential marketing. In the first half year, sales from social channels accounted for 60% of the Company's 3G business. Sales per store of the listed stores increased by 37% over the same period last year. Eyeing on the future, the Company actively built an e-commerce platform and launched products that are only available for online sales, in order to expand the impact of its e-channel. Revenue from online sales stores in the first half year exceeded RMB15.0 billion.

The Company actively implemented data volume operation to enrich content-based resources such as online application store, mobile music and mobile reading to increase the attractiveness of the contents. By adopting measures such as promoting the 3G ancillary marketing system in stores and hot contents delivery, the Company actively helped its subscribers acquire habits of using data services and in turn to facilitate increases in data volume.

As for the GSM business, due to the impacts of increasing competition and the substitution by data services, the Company's GSM business faced with greater pressures in the first half year. Service revenue was RMB33.58 billion, a decrease of 6.3% over the same period last year. The decrease in revenue was mainly attributed to the decline in the traditional GSM businesses including voice and SMS. Revenue from businesses such as GSM mobile Internet and information navigation increased rapidly over the same period last year, with revenue from the mobile Internet business increased by 16.2% over the same period last year.

The growth of the fixed-line broadband business drove the fixed-line business to remain stable

In the first half year, driven by the revenue growth from the fixed-line broadband business, the Company's service revenue from the fixed-line business was RMB41.50 billion, an increase of 1.5% over the same period last year. Revenue from the non-voice business accounted for 69.0%. The business structure continued to improve.

By capitalizing on the favourable opportunity presented by the implementation of the Broadband China strategy, the Company actively promoted the broadband popularization and speed enhancement project and further carried out marketing on speed enhancement. The net additions of fixed-line broadband subscribers were 4.876 million and the total number of subscribers reached 60.527 million. Service revenue from the fixed-line broadband business was RMB19.40 billion, an increase of 13.0% over the same period last year, and accounted for 46.7% of the service revenue from the fixed-line business. The fixed-line broadband business became the top revenue contributor of the fixed-line business. The local telephone business[2] continued to decline. The service revenue in the first half year was RMB15.07 billion, a decrease of 14.7% over the same period last year. The decline gradually slowed down.

The Company actively promoted the "WO Family" bundled services with fixed-line broadband as its core and endeavoured to provide family subscribers with unified information services to increase the value of the fixed-line business.

Industry applications drove the rapid growth of the Company's corporate clients business

The Company focused on key industry applications such as mobile OA, government enforcement, automobile information services, monitoring and surveillance and stock trading machine and leveraged on its increasing influence in key industry sectors to actively drive strategic project cooperation with key clients and promote integrated information communications solutions for small and medium-sized enterprises. In the first half year, the number of subscribers from key industry applications exceeded 16.00 million. The Company's revenue from corporate clients increased rapidly.

Network building

To fully fulfill the needs of the market development and capture such strategic development opportunity, the Company accelerated the construction of the WCDMA target network in the first half year, extended the 3G network coverage in terms of breadth and improved the coverage in urban areas in terms of depth. The number of 3G base stations increased by 43,000. HSPA+ coverage was extended to 77 cities. The Company also expedited the building of fixed-line broadband optical fiber access network, strengthened and increased its competitive advantage in broadband networks. In the first half year, the number of fixed-line broadband access ports increased by 29.3% over the same period last year and the percentage of access ports with bandwidth over 20M was 44%.

Chairman's Statement

Outlook

In the second half year, the Company will adhere to its development strategy established at the beginning of the year to accelerate scale development of key businesses, strive for continued increase in its operating efficiency and profitability and achieve greater breakthroughs in its scale of development and efficiency level. Major operating measures include:

Firstly, the Company will firmly grasp the strategic development opportunity to facilitate the continued rapid growth. The Company will strive for the overall enhancement of its sales, network and service capabilities and the rapid growth of key businesses such as 3G and fixed-line broadband to continuously increase its market share.

Secondly, the Company will optimize its development model and accelerate the pace of its transformation and upgrade. The Company expects to expedite the integration of 2G and 3G services, actively promote data flow volume operation and deepen the integration of fixed-line and mobile businesses to reinforce the Company's competitive advantage of differentiation and enhance its competitive strength.

Thirdly, the Company will continue to accelerate the construction of the target network to ensure the needs of market development. The Company will continue to speed up the construction of 3G target network and further expand the coverage of HSPA+ to maintain its leading advantage in WCDMA network. The Company will also accelerate the construction of the optical access networks to ensure high-speed broadband access in city areas. The Company plans to significantly enhance 3G and broadband network user experience in the second half year.

Fourthly, the Company will continue to strengthen its management capabilities and profitability. The Company plans to further refine its management of various resources such as network and sales and marketing, implement cost reduction to increase efficiency, actively promote the innovation of system mechanisms, and strengthen its basic management to achieve continued increase in results performance.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.

Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 23 August 2012

Note 1: Except for basic earnings per share, all revenues and profit figures herein exclude the effects of deferred fixed-line upfront connection fee of RMB15 million for the first half of 2011.

Note 2: Local telephone business includes local voice service, long-distance service, fixed-line value-added service and interconnection services.

Financial Overview[1]

Revenue

In the first half of 2012, total revenue was RMB121.69 billion, representing an increase of 20.0% as compared to the same period of last year. Of the total revenue, service revenue was RMB102.39 billion, representing an increase of 13.3% as compared to the same period of last year.

Revenue from the mobile business was RMB79.75 billion in the first half of 2012, of which, service revenue from the mobile business was RMB60.48 billion, up by 23.4% as compared to the same period of last year. Value-added service revenue from the mobile business was RMB24.26 billion and as a percentage of service revenue from the mobile business, there was an increase from 35.3% in the first half of 2011 to 40.1% in the first half of 2012. Service revenue from the GSM business was RMB33.58 billion, down by 6.3% as compared to the same period of last year. Service revenue from 3G business was RMB26.90 billion and as a percentage of service revenue from the mobile business, there was an increase from 26.9% in the first half of 2011 to 44.5% in the first half of 2012.

Revenue from the fixed-line business was RMB41.53 billion in the first half of 2012, of which, service revenue from the fixed-lined business was RMB41.50 billion, up by 1.5% as compared to the same period of last year. Non-voice revenue from the fixed-line business was RMB28.64 billion and as a percentage of service revenue from the fixed-line business, there was an increase from 62.5% in the first half of 2011 to 69.0% in the first half of 2012. Out of non-voice revenue from the fixed-line business, service revenue from broadband business was RMB19.40 billion, up by 13.0% as compared to the same period of last year. As a percentage of service revenue from the fixed-line business, service revenue from broadband business increased from 42.0% in the first half of 2011 to 46.7% in the first half of 2012. Service revenue from the local telephone business was RMB15.07 billion, down by 14.7% as compared to the same period of last year.

Costs and Expenses

In the first half of 2012, total costs and expenses[2] were RMB117.12 billion, up by 19.6% as compared to the same period of last year.

The Company's network assets increased mainly due to the continuous expansion of its mobile network coverage as well as the implementation of "Broadband China" strategy in order to improve network quality and capacity. As a result, the Company incurred depreciation and amortisation charge of RMB30.17 billion in the first half of 2012, representing an increase of RMB1.75 billion or 6.2% as compared to the same period of last year. As a result of the expansion of network coverage and increase of network assets, as well as the increase in utilities charge and rental expenses, networks, operations and support expenses in the first half of 2012 amounted to RMB15.64 billion, representing an increase of RMB1.61 billion or 11.5% as compared to the same period of last year.

The Company proactively responded to the keen market competition by optimising and adjusting its marketing strategies, promoting the integration of handsets, channels and applications as well as strengthening customer maintenance and further accelerating the development of key businesses. As a result, selling and marketing expenses were RMB16.38 billion in the first half of 2012, representing an increase of RMB2.78 billion or 20.4% as compared to the same period of last year.

The Company continued to optimise 3G plan policies and leverage its advantages in handsets offerings in order to step up the development of 3G subscribers. Costs of telecommunications products sold were RMB22.96 billion in the first half of 2012, up by 60.6% as compared to the same period of last year. Revenue from sales of telecommunications products in the first half of 2012 was RMB19.30 billion, up by 74.9% as compared to the same period of last year. Loss on the sales of telecommunications products was RMB3.66 billion which included 3G handset subsidy cost of RMB3.52 billion.

Financial Overview

The interconnection usage increased as the number of the Company's subscribers grew. The interconnection charge was RMB9.15 billion in the first half of 2012, up by RMB1.39 billion, or 17.9% as compared to the same period of last year.

As the average social wages, as well as the base of social insurance and housing fund continued to increase in China, the employee benefit expenses were RMB13.74 billion in the first half of 2012, up by RMB1.22 billion, or 9.7% as compared to the same period of last year.

Earnings

In the first half of 2012, profit before income tax was RMB4.57 billion and profit for the period was RMB3.43 billion, up by 31.9% as compared to the same period of last year. Basic earnings per share was RMB0.146. EBITDA[3] was RMB36.04 billion, up by 12.5% as compared to the same period of last year. EBITDA as a percentage of the service revenue was 35.2%.

Operating Cash Flow and Capital Expenditure

In the first half of 2012, the Company's net cash flow from operating activities was RMB35.54 billion, up by 3.3% as compared to the same period of last year. Capital expenditure totaled RMB38.94 billion. Free cash flow (representing net cash flow from operating activities less capital expenditure) was RMB -3.40 billion.

Balance Sheet

Liabilities-to-assets ratio changed from 54.9% as at 31 December 2011 to 56.3% as at 30 June 2012. Debt-to-capitalisation ratio changed from 34.2% as at 31 December 2011 to 35.4% as at 30 June 2012.

Note 1: *Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fees of RMB15 million for the first half of 2011.*

Note 2: *Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.*

Note 3: *EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.*

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2012
(All amounts in Renmibi ("RMB") millions)

	Note	30 June 2012	31 December 2011
ASSETS			
Non-current assets			
Property, plant and equipment	5	**390,117**	381,859
Lease prepayments		**7,589**	7,657
Goodwill		**2,771**	2,771
Deferred income tax assets	6	**6,914**	5,091
Financial assets at fair value through other comprehensive income	7	**5,356**	6,951
Other assets	8	**13,054**	13,101
		425,801	417,430
Current assets			
Inventories and consumables	9	**5,780**	4,651
Accounts receivable	10	**13,627**	11,412
Prepayments and other current assets	11	**5,977**	6,127
Amounts due from related parties	31.1	**18**	22
Amounts due from domestic carriers	31.2	**933**	1,181
Short-term bank deposits		**121**	304
Cash and cash equivalents		**18,625**	15,106
		45,081	38,803
Total assets		**470,882**	456,233
EQUITY			
Equity attributable to owners of the parent			
Share capital	12	**2,311**	2,311
Share premium	12	**173,472**	173,472
Reserves		**(21,308)**	(20,016)
Retained profits			
– Proposed 2011 final dividend	29	**—**	2,356
– Others		**51,205**	47,775
Total equity		**205,680**	205,898

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2012
(All amounts in RMB millions)

	Note	30 June 2012	31 December 2011
LIABILITIES			
Non-current liabilities			
Long-term bank loans	13	1,358	1,384
Promissory notes	14	12,000	15,000
Convertible bonds	15	11,222	11,118
Corporate bonds	16	7,000	7,000
Deferred income tax liabilities	6	15	17
Deferred revenue		1,705	1,801
Other obligations		226	88
		33,526	36,408
Current liabilities			
Accounts payable and accrued liabilities	17	102,898	95,252
Taxes payable		2,002	1,232
Amounts due to ultimate holding company	31.1	342	342
Amounts due to related parties	31.1	5,045	5,707
Amounts due to domestic carriers	31.2	1,434	1,344
Commercial papers	18	38,000	38,000
Short-term bank loans	19	37,788	32,322
Current portion of long-term bank loans	13	49	50
Current portion of promissory notes	14	3,000	—
Dividend payable	29	583	488
Current portion of deferred revenue		788	882
Current portion of other obligations		2,648	2,586
Advances from customers		37,099	35,722
		231,676	213,927
Total liabilities		265,202	250,335
Total equity and liabilities		470,882	456,233
Net current liabilities		(186,595)	(175,124)
Total assets less current liabilities		239,206	242,306

The notes on pages 15 to 43 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Income

For the six months ended 30 June 2012
(All amounts in RMB millions, except per share data)

	Note	Six months ended 30 June 2012	2011 As restated (Note 2 (a) and (b))
Revenue	20	**121,690**	101,418
Interconnection charges		**(9,151)**	(7,763)
Depreciation and amortisation		**(30,172)**	(28,420)
Networks, operations and support expenses	21	**(15,642)**	(14,035)
Employee benefit expenses	22	**(13,740)**	(12,523)
Costs of telecommunications products sold	23	**(22,955)**	(14,293)
Other operating expenses	24	**(24,163)**	(20,760)
Finance costs	25	**(2,047)**	(893)
Interest income		**121**	121
Other income - net	26	**624**	601
Profit before income tax		**4,565**	3,453
Income tax expenses	6	**(1,135)**	(836)
Profit for the period		**3,430**	2,617
Profit attributable to:			
Owners of the parent		**3,430**	2,617
Earnings per share for profit attributable to owners of the parent during the period:			
Basic earnings per share (RMB)	30	**0.15**	0.11
Diluted earnings per share (RMB)	30	**0.14**	0.11

The notes on pages 15 to 43 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

For the six months ended 30 June 2012
(All amounts in RMB millions)

	Six months ended 30 June	
	2012	2011 As restated (Note 2 (a) and (b))
Profit for the period	3,430	2,617
Other comprehensive (loss)/income		
Changes in fair value of financial assets through other comprehensive income	(1,741)	409
Tax effect on changes in fair value of financial assets through other comprehensive income	435	(102)
Changes in fair value of financial assets through other comprehensive income, net of tax	(1,306)	307
Currency translation differences	—	(6)
Other comprehensive (loss)/income for the period, net of tax	(1,306)	301
Total comprehensive income for the period	2,124	2,918
Total comprehensive income attributable to:		
Owners of the parent	2,124	2,918

The notes on pages 15 to 43 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2012
(All amounts in RMB millions)

	Attributable to owners of the parent									
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2011	2,310	173,436	79	623	(1,334)	24,830	572	(42,970)	48,115	205,661
Total comprehensive income/(loss) for the period (As restated) (Note 2(a) and (b))	—	—	—	—	307	—	—	(6)	2,617	2,918
Transfer to statutory reserves	—	—	—	—	—	15	—	—	(15)	—
Equity-settled share option schemes:										
– Value of employee services	—	—	—	17	—	—	—	—	—	17
– Issuance of shares upon exercise of options	1	34	—	(1)	—	—	—	—	—	34
– Transfer between reserves upon lapsing of options	—	—	—	(1)	—	—	—	—	1	—
Dividends relating to 2010 (Note 29)	—	—	—	—	—	—	—	—	(1,885)	(1,885)
Balance at 30 June 2011 (As restated)	2,311	173,470	79	638	(1,027)	24,845	572	(42,976)	48,833	206,745
Balance at 1 January 2012	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898
Total comprehensive (loss)/income for the period	—	—	—	—	(1,306)	—	—	—	3,430	2,124
Equity-settled share option schemes:										
– Value of employee services	—	—	—	14	—	—	—	—	—	14
Dividends relating to 2011 (Note 29)	—	—	—	—	—	—	—	—	(2,356)	(2,356)
Balance at 30 June 2012	2,311	173,472	79	651	(4,613)	25,111	572	(43,108)	51,205	205,680

The notes on pages 15 to 43 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended 30 June 2012
(All amounts in RMB millions)

	Six months ended 30 June	
	2012	2011 As restated (Note 2 (a) and (b))
Net cash inflow from operating activities	**35,535**	34,385
Net cash outflow from investing activities	**(35,090)**	(36,524)
Net cash inflow/(outflow) from financing activities	**3,074**	(2,281)
Net increase/(decrease) in cash and cash equivalents	**3,519**	(4,420)
Cash and cash equivalents, beginning of period	**15,106**	22,597
Cash and cash equivalents, end of period	**18,625**	18,177
Analysis of the balances of cash and cash equivalents:		
Cash balances	**6**	7
Bank balances	**18,619**	18,170
	18,625	18,177

The notes on pages 15 to 43 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding. The principal activities of the Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the "mobile business", the services aforementioned other than the mobile business are hereinafter collectively referred to as the "fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group".

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI", formerly known as China Netcom Group Corporation (BVI) Limited). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Acquisition of China Unicom NewSpace Limited (hereinafter referred to as the "2011 Business Combination")

On 1 December 2011, China Unicom Broadband Online Limited Corporation ("Broadband Online", a wholly-owned subsidiary of China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with Unicom Group, pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited ("Unicom NewSpace") from Unicom Group for a total cash consideration of approximately RMB158 million. The acquisition was completed on 1 December 2011.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 has been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim financial reporting" issued by the International Accounting Standards Board ("IASB"). IAS 34 is consistent with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 and 2011 have not been audited by the auditors, and the financial information for the year ended 31 December 2011 is extracted from the audited financial statements as set out in the Company's 2011 Annual Report.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2011. The Group's policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company's 2011 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2012.

The 2011 comparative figures in the unaudited condensed consolidated interim financial information have been restated as a result of the following:

(a) Business Combination of Entity and Business under Common Control

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group's ultimate holding company before and after the acquisition.

Under Hong Kong Financial Reporting Standards ("HKFRSs"), the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA. Upon the adoption of International Financial Reporting Standards ("IFRSs") by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the unaudited condensed consolidated interim financial information from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entity had always been under common control during all the periods presented.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (CONTINUED)

(b) Adoption of amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 "First-time Adoption of International/Hong Kong Financial Reporting Standards" issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering ("IPO"). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statement of the entity, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits the entity to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after 1 January 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunications equipment of mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 "Property, Plant and Equipment". Accordingly, the Group changed its accounting policy and measures all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognised as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

Summary of the restatement to 2011 comparative financial information

The following table summarises the changes to the 2011 comparative financial information in connection with the 2011 Business Combination and the adoption of amended IFRS/HKFRS 1:

	As previously reported	2011 Business Combination	Adoption of amended IFRS/HKFRS 1	Eliminations	As restated
For the six months ended 30 June 2011					
Results of operations:					
Revenue	101,400	18	—	—	101,418
Profit for the period	2,652	9	(44)	—	2,617

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (CONTINUED)

(c) Going Concern Assumption

As at 30 June 2012, current liabilities of the Group exceeded current assets by approximately RMB186.6 billion (31 December 2011: approximately RMB175.1 billion). Given the current global economic conditions and the Group's expected capital expenditure in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Approximately RMB194.2 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB137.4 billion was unutilised as at 30 June 2012; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2012 have been prepared on a going concern basis.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2011.

The following amendments to standards are mandatory for the first time for the financial year beginning 1 January 2012 and are applicable for the Group:

IFRS/HKFRS 7 (amendments), "Financial instruments: disclosures"

IAS/HKAS 12 (amendments), "Income taxes"

The adoption of the above amendments to standards did not have any significant impact on the Group's unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2012 and have not been early adopted by the Group. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the "CODM"). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

Prior to 1 January 2012, the mobile business and the fixed-line business were identified as the major operating segments of the Group and the CODM evaluated the results of operating segments based on revenue and costs that were directly attributable to them.

Following the change of internal cost management by functions instead of by business lines and the in-depth development of integrated telecommunications business, the CODM started to allocate resources and assess the Group's business performance as a whole instead of by business lines or geographical regions since 1 January 2012. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group's revenue in all periods presented.

5. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2012 and 2011 are as follows:

	Six months ended 30 June 2012					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost:						
Beginning of period	56,782	688,626	44,014	2,754	54,682	846,858
Additions	27	120	47	11	37,326	37,531
Transfer from CIP	1,020	23,174	170	252	(24,616)	—
Disposals	(45)	(3,537)	(134)	(217)	—	(3,933)
End of period	57,784	708,383	44,097	2,800	67,392	880,456
Accumulated depreciation and impairment:						
Beginning of period	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
Charge for the period	(1,192)	(25,502)	(2,033)	(258)	—	(28,985)
Disposals	43	3,256	128	217	—	3,644
Impairment transfer out	—	1	—	—	—	1
End of period	(19,967)	(434,680)	(34,221)	(1,455)	(16)	(490,339)
Net book value:						
End of period	37,817	273,703	9,876	1,345	67,376	390,117
Beginning of period	37,964	276,191	11,698	1,340	54,666	381,859

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Six months ended 30 June 2011 (As restated)					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	CIP	Total
Cost:						
Beginning of period	53,797	633,718	42,900	2,321	59,245	791,981
Additions	125	578	52	13	23,767	24,535
Transfer from CIP	884	22,924	1,643	303	(25,754)	—
Disposals	(17)	(3,105)	(295)	(72)	—	(3,489)
End of period	54,789	654,115	44,300	2,565	57,258	813,027
Accumulated depreciation and impairment:						
Beginning of period	(16,674)	(379,777)	(28,800)	(1,060)	(16)	(426,327)
Charge for the period	(1,092)	(24,084)	(1,947)	(254)	—	(27,377)
Disposals	16	3,005	281	72	—	3,374
Impairment transfer out	—	1	—	—	—	1
End of period	(17,750)	(400,855)	(30,466)	(1,242)	(16)	(450,329)
Net book value:						
End of period	37,039	253,260	13,834	1,323	57,242	362,698
Beginning of period	37,123	253,941	14,100	1,261	59,229	365,654

For the six months ended 30 June 2012, the Group recognised a gain on disposal of property, plant and equipment of approximately RMB58 million (for the six months ended 30 June 2011: gain of approximately RMB15 million).

(All amounts in RMB millions unless otherwise stated)

6. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2011: 16.5%) on the estimated assessable profits for the six months ended 30 June 2012. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2012 at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries operate mainly in Mainland China and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2011: 25%).

	Six months ended 30 June	
	2012	2011 (As restated)
Provision for income tax on the estimated taxable profits for the period		
– Hong Kong	**10**	8
– Outside Hong Kong	**2,515**	1,733
	2,525	1,741
Deferred taxation	**(1,390)**	(905)
Income tax expenses	**1,135**	836

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Six months ended 30 June	
	2012	2011 (As restated)
Applicable PRC statutory tax rate	**25.0%**	25.0%
Non-deductible expenses	**1.5%**	2.2%
Non-taxable income		
– Upfront installation fees	**—**	(0.6%)
Impact of PRC preferential tax rates and tax holiday	**(0.6%)**	(1.2%)
Others	**(1.0%)**	(1.2%)
Effective tax rate	**24.9%**	24.2%

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (CONTINUED)

The movement of the net deferred tax assets/liabilities is as follows:

	Six months ended 30 June	
	2012	2011 (As restated)
Net deferred tax assets after offsetting:		
Beginning of period	5,091	4,940
Deferred tax credited to the statement of income	1,388	902
Deferred tax credited/(charged) to other comprehensive income	435	(102)
End of period	6,914	5,740
Net deferred tax liabilities after offsetting:		
Beginning of period	(17)	(22)
Deferred tax credited to the statement of income	2	3
End of period	(15)	(19)

7. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2012	31 December 2011
Equity securities issued by corporates	5,356	6,951
Analysed by place of listing:		
Listed in the PRC	115	114
Listed outside the PRC	5,241	6,837
	5,356	6,951

For the six months ended 30 June 2012, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB1,741 million (for the six months ended 30 June 2011: increase of approximately RMB409 million). The decrease, net of tax impact, of approximately RMB1,306 million (for the six months ended 30 June 2011: increase, net of tax impact, of approximately RMB307 million) was recorded in the unaudited condensed consolidated interim statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)

8. OTHER ASSETS

	30 June 2012	31 December 2011
Direct incremental costs for activating mobile services	**327**	390
Installation costs	**907**	1,022
Prepaid rental for premises and leased lines	**3,909**	3,919
Purchased software	**5,795**	5,506
Others	**2,116**	2,264
	13,054	13,101

9. INVENTORIES AND CONSUMABLES

	30 June 2012	31 December 2011
Handsets and other customer end products	**4,164**	3,387
Telephone cards	**324**	296
Consumables	**1,196**	887
Others	**96**	81
	5,780	4,651

10. ACCOUNTS RECEIVABLE

	30 June 2012	31 December 2011
Accounts receivable	**18,736**	14,922
Less: Provision for doubtful debts	**(5,109)**	(3,510)
	13,627	11,412

(All amounts in RMB millions unless otherwise stated)

10. ACCOUNTS RECEIVABLE (CONTINUED)

The aging analysis of accounts receivable is as follows:

	30 June 2012	31 December 2011
Within one month	9,889	8,556
More than one month to three months	1,259	1,009
More than three months to one year	4,377	3,189
More than one year	3,211	2,168
	18,736	14,922

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11. PREPAYMENTS AND OTHER CURRENT ASSETS

	30 June 2012	31 December 2011
Prepaid rental	1,538	1,590
Deposits and prepayments	3,046	2,624
Prepaid income taxes	—	696
Advances to employees	383	285
Others	1,010	932
	5,977	6,127

The aging analysis of prepayments and other current assets is as follows:

	30 June 2012	31 December 2011
Within one year	5,315	5,604
More than one year	662	523
	5,977	6,127

12. SHARE CAPITAL

	30 June 2012 HKD millions	31 December 2011 HKD millions
Authorised:		
30,000,000,000 ordinary shares of par value HKD0.10 each	**3,000**	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2011	23,562	2,355	2,310	173,436	175,746
Issuance of shares upon exercise of options (Note 28)	3	1	1	34	35
At 30 June 2011	23,565	2,356	2,311	173,470	175,781
At 1 January 2012 and 30 June 2012	**23,565**	**2,356**	**2,311**	**173,472**	**175,783**

13. LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2012	31 December 2011
RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People's Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	**800**	800
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00 % (31 December 2011: Nil to 5.00%) per annum with maturity through 2039 (31 December 2011: maturity through 2039)	**400**	411
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2011: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2011: maturity through 2034)	**207**	223
Sub-total		**1,407**	1,434
Less: Current portion		**(49)**	(50)
		1,358	1,384

(All amounts in RMB millions unless otherwise stated)

13. LONG-TERM BANK LOANS (CONTINUED)

As at 30 June 2012, long-term bank loans of approximately RMB111 million (31 December 2011: approximately RMB116 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	30 June 2012	31 December 2011
Balances due:		
– not later than one year	**49**	50
– later than one year and not later than two years	**847**	848
– later than two years and not later than five years	**140**	150
– later than five years	**371**	386
	1,407	1,434
Less: Portion classified as current liabilities	**(49)**	(50)
	1,358	1,384

14. PROMISSORY NOTES

On 2 April 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.73% per annum.

On 20 September 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.31% per annum.

(All amounts in RMB millions unless otherwise stated)

15. CONVERTIBLE BONDS

On 18 October 2010, Billion Express Investments Limited ("Billion Express"), a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of par value HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust deed dated 18 October 2010. An adjustment has been made to the conversion price from HKD15.85 to HKD15.58 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date not later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the six months ended 30 June 2012 and 2011, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to the convertible bonds reserve under equity attributable to owners of the parent.

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

	Six months ended 30 June	
	2012	2011
Movement of liability component:		
Beginning of period	**11,118**	11,558
Less: interest paid	**(43)**	(45)
Add/(less): effect of exchange loss/(gain) on liability component	**42**	(264)
Add: imputed finance cost	**105**	107
End of period	**11,222**	11,356

The liability component of the convertible bonds at 30 June 2012 amounted to approximately RMB11,222 million (equivalent to USD1,774 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

(All amounts in RMB millions unless otherwise stated)

16. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interests at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2012	31 December 2011
Payables to contractors and equipment suppliers	75,388	72,068
Payables to telecommunications products suppliers	4,836	5,203
Customer/contractor deposits	3,885	3,517
Repair and maintenance expense payables	2,710	2,325
Salary and welfare payables	2,882	1,344
Interest payables	1,705	832
Amounts due to service providers/content providers	1,384	1,175
Accrued expenses	7,993	6,381
Others	2,115	2,407
	102,898	95,252

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June 2012	31 December 2011
Less than six months	92,003	85,699
Six months to one year	6,984	5,483
More than one year	3,911	4,070
	102,898	95,252

(All amounts in RMB millions unless otherwise stated)

18. COMMERCIAL PAPERS

On 25 August 2011, CUCL issued tranche one of 2011 commercial papers in an amount of RMB15 billion, with a maturity date of 366 days from the date of issue and carries interests at 5.23% per annum.

On 20 October 2011, CUCL issued tranche two of 2011 commercial papers in an amount of RMB8 billion, with a maturity date of 366 days from the date of issue and carries interests at 5.78% per annum.

On 21 November 2011, CUCL issued tranche five of 2011 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and carries interests at 4.65% per annum. The super and short-term commercial papers were fully repaid in May 2012.

On 16 May 2012, CUCL issued tranche one of 2012 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carries interests at 3.88% per annum. The super and short-term commercial papers were fully repaid in July 2012.

19. SHORT-TERM BANK LOANS

	Interest rates and final maturity	30 June 2012	31 December 2011
RMB denominated bank loans	Fixed interest rates ranging from 3.87% to 6.10% (31 December 2011: 1.09% to 4.12%) per annum with maturity through 2013 (31 December 2011: maturity through 2012)	**20,180**	1,000
RMB denominated bank loans	Floating interests rates, 0% downward on the benchmark interest rate issued by the People's Bank of China with maturity through 2012	**—**	16,810
HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 1.00% to 2.15% (31 December 2011: 0.63% to 2.15%) per annum with maturity through 2013 (31 December 2011: maturity through 2012)	**17,608**	14,512
		37,788	32,322

(All amounts in RMB millions unless otherwise stated)

20. REVENUE

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB3,603 million for the six months ended 30 June 2012 (for the six months ended 30 June 2011: approximately RMB3,065 million).

The major components of revenue are as follows:

	Six months ended 30 June	
	2012	2011 (As restated)
Mobile business		
– Usage and monthly fees	**29,934**	26,403
– Value-added services revenue	**24,258**	17,326
– Interconnection fees	**6,014**	5,105
– Other service revenue	**275**	182
Total service revenue from mobile business	**60,481**	49,016
Fixed-line business		
– Usage and monthly fees	**10,360**	12,558
– Broadband, data and other Internet-related services revenue	**21,348**	18,761
– Interconnection fees	**2,191**	2,389
– Value-added services revenue	**2,205**	2,313
– Leased line income	**3,838**	3,363
– Information communication technology services revenue	**1,016**	805
– Upfront connection fees	**—**	15
– Other service revenue	**546**	714
Total service revenue from fixed-line business	**41,504**	40,918
Other service revenue	**408**	449
Total service revenue	**102,393**	90,383
Sales of telecommunications products	**19,297**	11,035
	121,690	101,418

(All amounts in RMB millions unless otherwise stated)

21. NETWORKS, OPERATIONS AND SUPPORT EXPENSES

	Six months ended 30 June	
	2012	2011 (As restated)
Repair and maintenance	**4,828**	4,434
Power and water charges	**5,279**	4,764
Operating leases for networks, premises, equipment and facilities	**4,984**	4,321
Others	**551**	516
	15,642	14,035

22. EMPLOYEE BENEFIT EXPENSES

	Six months ended 30 June	
	2012	2011 (As restated)
Salaries and wages	**10,677**	9,817
Contributions to defined contribution pension schemes	**1,516**	1,386
Contributions to medical insurance	**618**	487
Contributions to housing fund	**820**	727
Other housing benefits	**95**	89
Share-based compensation	**14**	17
	13,740	12,523

23. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June	
	2012	2011
Handsets	**22,098**	13,300
Wireless data cards	**340**	446
Telephone cards	**431**	479
Others	**86**	68
	22,955	14,293

(All amounts in RMB millions unless otherwise stated)

24. OTHER OPERATING EXPENSES

	Six months ended 30 June	
	2012	2011 (As restated)
Provision for doubtful debts	1,584	1,441
Cost in relation to information communications technology services	870	707
Commission expenses	10,154	8,138
Advertising and promotion expenses	2,334	2,077
Customer installation cost	1,399	1,307
Customer acquisition and retention cost	2,490	2,074
Property management fee	961	785
Office and administrative expenses	1,550	1,575
Transportation expense	975	926
Miscellaneous taxes and fees	379	360
Others	1,467	1,370
	24,163	20,760

25. FINANCE COSTS

	Six months ended 30 June	
	2012	2011
Finance costs:		
– Interest on bank loans repayable within 5 years	834	702
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	1,389	784
– Interest on convertible bonds repayable within 5 years	105	107
– Interest on related party loans repayable within 5 years	14	10
– Interest on bank loans repayable over 5 years	3	3
– Interest on corporate bonds repayable over 5 years	—	45
– Less: Amounts capitalised in construction-in-progress	(660)	(489)
Total interest expense	1,685	1,162
– Exchange loss/(gain), net	122	(446)
– Others	240	177
	2,047	893

(All amounts in RMB millions unless otherwise stated)

26. OTHER INCOME - NET

	Six months ended 30 June	
	2012	2011
Dividend income from financial assets at fair value through other comprehensive income	**412**	446
Others	**212**	155
	624	601

27. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. ("TELEFÓNICA") IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

As at 30 June 2012, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,241 million (31 December 2011: approximately RMB6,837 million). For the six months ended 30 June 2012, decrease in fair value of the financial assets through other comprehensive income was approximately RMB1,743 million (for the six months ended 30 June 2011: increase of approximately RMB408 million). The decrease, net of tax impact, of approximately RMB1,307 million (for the six months ended 30 June 2011: increase, net of tax impact, of approximately RMB306 million) was recorded in the unaudited condensed consolidated interim statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended in May 2002, May 2007 and May 2009, respectively.

In connection with the merger between the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") in 2008, the Company adopted the Special Purpose Share Option Scheme ("Special Purpose Share Option Scheme") on 16 September 2008 for the granting of share options to holders of China Netcom options outstanding at 14 October 2008, with terms amended in May 2009.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Six months ended 30 June			
	2012		2011	
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**6.49**	**391,481,158**	6.59	396,012,118
Granted	—	—	—	—
Lapsed	—	—	15.42	(1,806,000)
Exercised	—	—	15.42	(2,544,000)
Balance, end of period	**6.49**	**391,481,158**	6.49	391,662,118

No share options were exercised during the six months ended 30 June 2012. Exercise of share options during the six months ended 30 June 2011 resulted in 2,544,000 shares being issued with exercise proceeds of approximately RMB32.62 million.

Details of share options of the Company exercised during the six months ended 30 June 2011 are as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective days immediately before date of exercise of options HKD	Proceeds received HKD	Number of shares involved
30 June 2001	15.42	16.32	39,228,480	2,544,000

As at 30 June 2012, all of the 391,481,158 outstanding share options (31 December 2011: 391,481,158), were exercisable, and the weighted average exercise price was HKD6.49 (31 December 2011: HKD6.49).

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

As at balance sheet date, the information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as at 30 June 2012	Number of share options outstanding as at 31 December 2011
Share options granted under the Share Option Scheme:					
21 May 2003	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2013	HKD4.30	**8,956,000**	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2013	HKD5.92	**41,024,000**	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2013	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2014	HKD6.35	**151,556,000**	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2013	HKD5.57	**100,361,690**	100,361,690
15 October 2008	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2013	HKD8.26	**88,929,468**	88,929,468
				391,481,158	391,481,158

The options outstanding as at 30 June 2012 had a weighted average remaining contractual life of 1.44 years (31 December 2011: 0.94 years).

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

Note i: In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors ("the BOD") pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the BOD as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" continued to be in force, the BOD further extended the exercise periods of certain share options by one year in each of March 2010, 2011 and 2012 under the relevant terms of the Share Option Scheme. As at 30 June 2012, approximately 23,440,000 share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011 and 2012, the expiry dates for certain share options were extended by one year by the BOD pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The 2011 modification and the 2012 modification did not have significant impact on the unaudited condensed consolidated interim statement of income for the six months ended 30 June 2011 and 2012, respectively.

29. DIVIDENDS

At the annual general meeting held on 29 May 2012, the shareholders of the Company approved the payment of a final dividend of RMB0.10 per ordinary share for the year ended 31 December 2011 totaling approximately RMB2,356 million (for the year ended 31 December 2010: final dividend of RMB0.08 per ordinary share, totaling approximately RMB1,885 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2012. Among the dividend payable of approximately RMB583 million as at 30 June 2012, dividend of approximately RMB551 million was due to Unicom BVI.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2012, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

30. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the six months ended 30 June 2012 and 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The potential ordinary shares which are not dilutive for the six months ended 30 June 2011 arose from the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June	
	2012	2011 (As restated)
Numerator (in RMB millions):		
Profit attributable to owners of the parent used in computing basic earnings per share	**3,430**	2,617
Imputed finance cost on the liability component of convertible bonds	**105**	—
Profit attributable to owners of the parent used in computing diluted earnings per share	**3,535**	2,617
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,565**	23,562
Dilutive equivalent shares arising from share options	**198**	210
Dilutive equivalent shares arising from convertible bonds	**902**	—
Shares used in computing diluted earnings per share	**24,665**	23,772
Basic earnings per share (in RMB)	**0.15**	0.11
Diluted earnings per share (in RMB)	**0.14**	0.11

(All amounts in RMB millions unless otherwise stated)

31. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, which mainly include other telecommunications services operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the unaudited condensed consolidated interim financial information. The Group's telecommunications networks depend, in large part, on interconnection with the networks and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

31.1 Transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June	
	2012	2011 (As restated)
Transactions with Unicom Group and its subsidiaries:		
Leasing fee of telecommunications networks in Southern China	**1,300**	1,200
Charges for value-added telecommunications services	**16**	37
Rental charges for property leasing	**467**	463
Charges for lease of telecommunications resources	**147**	155
Charges for engineering design and construction services	**741**	520
Charges for shared services	**86**	81
Charges for equipment procurement services	**127**	88
Charges for ancillary telecommunications services	**621**	584
Charges for comprehensive support services	**138**	78
Income from comprehensive support services	**54**	46

(All amounts in RMB millions unless otherwise stated)

31. RELATED PARTY TRANSACTIONS (CONTINUED)

31.1 Transactions with Unicom Group and its subsidiaries (Continued)

(b) Renewal of continuing connected transactions in October 2010

On 29 October 2010, CUCL entered into the new agreements, "2011-2012 Network Lease Agreement" with Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon"), and "2011 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions as disclosed in (a) above. Major terms of the new agreements are set out as follows:

- 2011-2012 Network Lease Agreement

  Pursuant to 2011-2012 Network Lease Agreement, the lease of telecommunications networks in Southern China has extended to another two years effective from 1 January 2011 to 31 December 2012 and is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

- 2011 Comprehensive Services Agreement

  2011 Comprehensive Services Agreement has a term of three years commencing on 1 January 2011 and expiring on 31 December 2013, and the service fees payable shall be calculated on the same basis as under previous agreements.

(c) Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as at 30 June 2012 included the unsecured short-term loans from China Netcom Corporation (BVI) Limited of HKD2,630 million (equivalent to approximately RMB2,144 million) (31 December 2011: HKD2,630 million, equivalent to approximately RMB2,132 million). The loans carry interest rate at HKD HIBOR plus 0.8% per annum. The Company repaid HKD2,500 million (equivalent to approximately RMB2,041 million) in July 2012 and the remaining balance is repayable in 2012.

In addition, amounts due to related parties as at 30 June 2012 included an unsecured short-term loan from Unicom Group BVI of HKD30 million (equivalent to approximately RMB24 million) (31 December 2011: HKD30 million, equivalent to approximately RMB24 million). The loan carries interest rate at HKD HIBOR plus 0.1% per annum and is repayable in 2012.

Amounts due to Unicom Group as at 30 June 2012 and 31 December 2011 included the consideration payable in connection with 2011 Business Combination of approximately RMB158 million.

Apart from the short-term loans and consideration payable as aforementioned, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

(All amounts in RMB millions unless otherwise stated)

31. RELATED PARTY TRANSACTIONS (CONTINUED)

31.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Six months ended 30 June	
	2012	2011
Interconnection revenue	**7,066**	6,427
Interconnection charges	**8,264**	7,094
Leased line revenue	**139**	178
Leased line charges	**15**	8
Engineering design and technical service revenue	**112**	102

(b) Amounts due from and to domestic carriers

	30 June 2012	31 December 2011
Amounts due from domestic carriers		
– Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**968**	1,230
– Less: Provision for doubtful debts	**(35)**	(49)
	933	1,181
Amounts due to domestic carriers		
– Payables for interconnection charges and leased line charges	**1,434**	1,344

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

31. RELATED PARTY TRANSACTIONS (CONTINUED)

31.3 Key management compensation

The aggregate amounts of fees and emoluments paid/payable to directors of the Company during the six months ended 30 June 2012 and 2011 are set out below:

	Six months ended 30 June	
	2012	2011
	(RMB'000)	(RMB'000)
Non-executive directors:		
Fees	**967**	965
Other benefits (a)	**—**	—
	967	965
Executive directors:		
Fees	**—**	—
Other emoluments		
- Salaries and allowances	**550**	461
- Bonuses paid and payable	**1,250**	1,048
- Other benefits (a)	**5**	8
- Contributions to pension schemes	**64**	57
	1,869	1,574
	2,836	2,539

(a) Other benefits represent the share-based compensation cost recognised during the relevant periods for the share options granted to the directors of the Company under the Company's share option schemes.

(All amounts in RMB millions unless otherwise stated)

32. CONTINGENCIES AND COMMITMENTS

32.1 Capital commitments

As at 30 June 2012 and 31 December 2011, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	30 June 2012			31 December 2011
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	720	7,350	8,070	7,187
Authorised but not contracted for	123	1,031	1,154	1,630
	843	8,381	9,224	8,817

32.2 Operating lease commitments

As at 30 June 2012 and 31 December 2011, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	30 June 2012				31 December 2011
	Land and buildings	Equipment	Telecommunications networks in Southern China (Note 31.1(b))	Total	Total
Leases expiring:					
– not later than one year	1,324	505	1,300	3,129	4,433
– later than one year and not later than five years	3,456	992	—	4,448	4,574
– later than five years	491	147	—	638	601
	5,271	1,644	1,300	8,215	9,608

(All amounts in RMB millions unless otherwise stated)

32. CONTINGENCIES AND COMMITMENTS (CONTINUED)

32.3 Contingent liabilities

As aforementioned in Note 20, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on 1 January 2009. Based on management's assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2012 and 31 December 2011.

In addition, in 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management's assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2012 and 31 December 2011.

33. EVENTS AFTER THE REPORTING PERIOD

On 12 July 2012, CUCL issued tranche one of 2012 commercial paper in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 3.45% per annum.

34. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 23 August 2012.

Report on Review of Interim Financial Information

To the Board of Directors of China Unicom (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 9 to 43, which comprises the condensed consolidated interim balance sheet of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2012 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer's annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRSs") or Hong Kong Financial Reporting Standards ("HKFRSs") respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2012

Other Information

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

  (a) the nominal value of the shares;

  (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

  (c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 30 June 2012, 202,190,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.86% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 1,896,000 share options were held by the Directors and their associates as at 30 June 2012. Please refer to the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 30 June 2012 are governed by the terms of the Share Option Scheme.

During the six months ended 30 June 2012, no share option granted under the Share Option Scheme was exercised.

2. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance (the "Companies Ordinance"). The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z/X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26. The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalization issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2013 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2013 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2013 (as extended by the Board). Any Special Purpose 2005 Unicom Option not exercised by 5 December 2013 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 30 June 2012, 189,291,158 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 723,840 share options were held by a Director as at 30 June 2012. All of the share options granted and outstanding as at 30 June 2012 are governed by the terms of the Special Purpose Share Option Scheme.

During the six months ended 30 June 2012, no share option granted under the Special Purpose Share Option Scheme was exercised.

Other Information

3. Interest of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2012[1]	Movement During the Period: Granted[1]	Movement During the Period: Exercised[1]	Movement During the Period: Lapsed[1]	No. of Options Outstanding as at 30 June 2012[1]
Directors								
Chang Xiaobing	Beneficial owner	21 December 2004	6.20	526,000	—	—	—	526,000
(Chairman and CEO)	(Personal)	15 February 2006	6.35	746,000	—	—	—	746,000
								1,272,000
Lu Yimin	—	—	—	—	—	—	—	—
Tong Jilu	Beneficial owner	20 July 2004	5.92	92,000	—	—	—	92,000
	(Personal)	15 February 2006	6.35	460,000	—	—	—	460,000
	Beneficial owner	20 July 2004	5.92	32,000	—	—	—	32,000
	(Spouse)	15 February 2006	6.35	40,000	—	—	—	40,000
								624,000
Li Fushen	Beneficial owner (Personal)	15 October 2008	5.57	723,840	—	—	—	723,840
Cesareo Alierta Izuel	—	—	—	—	—	—	—	—
Cheung Wing Lam Linus	—	—	—	—	—	—	—	—
Wong Wai Ming	—	—	—	—	—	—	—	—
John Lawson Thornton	—	—	—	—	—	—	—	—
Chung Shui Ming Timpson	—	—	—	—	—	—	—	—
Cai Hongbin	—	—	—	—	—	—	—	—
Employees		21 May 2003	4.30	8,956,000	—	—	—	8,956,000
		20 July 2004	5.92	40,900,000	—	—	—	40,900,000
		21 December 2004	6.20	128,000	—	—	—	128,000
		15 February 2006	6.35	150,310,000	—	—	—	150,310,000
		15 October 2008	5.57	99,637,850	—	—	—	99,637,850
		15 October 2008	8.26	88,929,468	—	—	—	88,929,468
								388,861,318[2]
Total				**391,481,158**				**391,481,158**

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. The share options outstanding as at 30 June 2012 include approximately 23,440,000 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

3. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Share Option Scheme:		
21 May 2003	*4.30*	*21 May 2004 to 20 May 2013 (in respect of 40% of the options granted)* *21 May 2005 to 20 May 2013 (in respect of 30% of the options granted)* *21 May 2006 to 20 May 2013 (in respect of the remaining 30% of the options granted)*
20 July 2004	*5.92*	*20 July 2005 to 19 July 2013 (in respect of 40% of the options granted)* *20 July 2006 to 19 July 2013 (in respect of 30% of the options granted)* *20 July 2007 to 19 July 2013 (in respect of the remaining 30% of the options granted)*
21 December 2004	*6.20*	*21 December 2005 to 20 December 2013 (in respect of 40% of the options granted)* *21 December 2006 to 20 December 2013 (in respect of 30% of the options granted)* *21 December 2007 to 20 December 2013 (in respect of the remaining 30% of the options granted)*
15 February 2006	*6.35*	*15 February 2008 to 14 February 2014 (in respect of 50% of the options granted)* *15 February 2009 to 14 February 2014 (in respect of the remaining 50% of the options granted)*
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	*5.57*	*15 October 2008 to 16 November 2013 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively)* *17 May 2009 to 16 November 2013 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)*
15 October 2008	*8.26*	*15 October 2008 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011)* *6 December 2008 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011)* *6 December 2009 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011)* *6 December 2011 to 5 December 2013 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)*

* *In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" continued to be in force, the Board further extended the exercise periods of certain share options by one year in each of March 2010, 2011 and 2012 under the relevant terms of the Share Option Scheme. As at 30 June 2012, approximately 23,440,000 share options held by Transferred Personnel (as discussed in Note 2 above) remained valid.*

Furthermore, in each of March 2010, 2011 and 2012, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 30 June 2012, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Hong Kong Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" hereinabove for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 30 June 2012 under the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the six months ended 30 June 2012 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 30 June 2012, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2012:

		Ordinary Shares Held		Percentage of
		Directly	Indirectly	Issued Shares
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1,2,5]	—	18,032,853,047	76.52%
(ii)	China United Network Communications Limited ("Unicom A Share Company")[1]	—	9,725,000,020	41.27%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	41.27%
(iv)	China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI", formerly known as "China Netcom Group Corporation (BVI) Limited") [2,3,5]	8,082,130,236	225,722,791	35.26%
(v)	Telefónica S.A. ("Telefónica")[4,5]	—	2,254,378,708	9.57%
(vi)	Telefónica Internacional S.A.U.[4,5]	2,254,378,708	—	9.57%

Notes:

1. *Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.*

2. *Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.*

3. *Unicom Group BVI holds 8,082,130,236 shares (representing 34.30% of the issued shares) of the Company directly, including 1,073,777,121 shares of the Company as referred to in Note 5 below. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.*

4. *Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U, are deemed to be, and have therefore been included in, the interests of Telefónica.*

5. *On 10 June 2012, Unicom Group BVI entered into an agreement pursuant to which it had agreed to acquire from Telefónica Internacional S.A.U. an aggregate of 1,073,777,121 shares of the Company, representing approximately 4.56 % of the issued shares of the Company as at the date of the agreement. As at 30 June 2012, each of Unicom Group BVI and Telefonica Internacional S.A.U.is deemed under the SFO to be interested in such 1,073,777,121 shares of the Company. The transaction was subsequently completed on 30 July 2012. Following completion of the transaction, Unicom Group BVI and Telefónica Internacional S.A.U. held 8,082,130,236 and 1,180,601,587 shares of the Company, representing approximately 34.30% and 5.01% of the issued shares of the Company as at 30 July 2012, respectively. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.*

Apart from the foregoing, as at 30 June 2012, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 12 to the interim financial information for details of the share capital of the Company.

Other Information

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2012 will be paid.

CHARGE ON ASSETS

As at 30 June 2012, no property, plant and equipment was pledged to banks as loan security (31 December 2011: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2012, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

BOARD OF DIRECTORS

The directors during the period were:

Executive Directors:

Chang Xiaobing (Chairman and CEO)
Lu Yimin
Tong Jilu
Li Fushen

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin

CHANGES OF DIRECTORS' INFORMATION

Below are certain changes to the information of our Directors since the publication of the Company's 2011 annual report:

- Mr. Cheung Wing Lam Linus was re-designated as an independent non-executive director of HKR International Limited and was appointed Chairman of Centennial College.
- Mr. Chung Shui Ming Timpson was appointed as an independent non-executive director of China Everbright Limited.
- Mr. Cai Hongbin was appointed as an outside director of China Petrochemical Corporation and was awarded as Fellow of the Econometric Society.
- Mr. John Lawson Thornton was appointed the co-chairman of Barrick Gold Corporation.

AUDIT COMMITTEE

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. Amongst the members of the Audit Committee, one member is an accountant with extensive accounting professional experience, and the Chairman of the Audit Committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include: as the key representative body for overseeing the Company's relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the internal control system with the management and reviewing the reports on the internal control procedures of the Company.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2012.

REMUNERATION COMMITTEE

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies and structure for Directors' and senior management's remuneration; considering and making recommendation to the Board on the remuneration packages of Directors and senior management; and considering and approving the Company's share option schemes. The Remuneration Committee conducts performance review of the Chief Executive Officer (the "CEO") and determines the CEO's year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company's management, which is subject to the review of the Remuneration Committee. In addition, the Remuneration Committee consults the Chairman on the remuneration proposals for other executive directors.

NOMINATION COMMITTEE

The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson is an independent non-executive director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

The major responsibilities of the Nomination Committee include: reviewing the structure, size and composition of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board; assessing the independence of independent non-executive directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; giving its opinion to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

CORPORATE GOVERNANCE

1. Compliance with Corporate Governance Code

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the "Code Provision") as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2012 except the following:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's memorandum and articles of association. All Directors of the Company are subject to retirement by rotation at least once every three years.

(c) Under Code Provision A.6.7, directors should attend general meetings. Due to overseas commitments or engagement in other unavoidable matters, one non-executive director and four independent non-executive directors were unable to attend the annual general meeting of the Company held on 29 May 2012.

2. Model Code for Securities Transactions by Directors

The Company has established the "Code for Dealing of Securities by Directors" in accordance with the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2012, and all of the Directors have confirmed such compliance.

3. Requirements under Section 404 of the Sarbanes-Oxley Act of 2002 (the "SOX Act")

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") has been an area of emphasis for the Company. The relevant sections of the Sarbanes-Oxley Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2011. The management's assessment report was included in the Company's annual report on Form 20-F for the year ended 31 December 2011 ("Form 20-F"), as filed with the United States Securities and Exchange Commission on 25 April 2012.

4. Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by US Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) and Form 20-F a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

5. Appendix 16 of the Listing Rules

According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2011 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2012, the Group had approximately 215,450 employees, 180 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 79,660 temporary staff in Mainland China. For the six months ended 30 June 2012, employee benefit expenses were approximately RMB13.740 billion (for the six months ended 30 June 2011: RMB12.523 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by us to Internet service providers;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and
- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 23 August 2012

董事長報告書

財務表現[1]

上半年，公司實現營業收入人民幣1,216.9億元，同比增長20.0%（剔除去年同期固話初裝費遞延收入影響，除非特別說明，全文同上）。其中服務收入人民幣1,023.9億元，同比增長13.3%。

在收入快速增長的同時，公司盈利和經營現金流持續改善。EBITDA達到人民幣360.4億元，同比增長12.5%；淨利潤人民幣34.3億元，同比增長31.9%；每股基本盈利人民幣0.146元；經營現金流人民幣355.4億元，同比增長3.3%；資本性支出人民幣389.4億元。

截至二零一二年六月三十日，公司淨債務資本比為29.6%，債務資本結構保持穩健。

業務表現[1]

面對複雜的宏觀經濟形勢和日益激烈的市場競爭環境，上半年公司繼續緊抓產業發展的良好機遇，加快重點業務的規模發展，收入持續快速增長，增速繼續保持行業領先水平，服務收入同比增幅超出行業平均增幅4.1個百分點；收入市場份額持續提升；收入結構持續優化，移動業務對服務收入的貢獻達到59.1%，非語音業務收入對服務收入的貢獻達到52.3%。



移動業務在轉型升級中實現規模快速發展

上半年，公司實現移動服務收入人民幣604.8億元，同比增長23.4%。移動用戶同比增長20.7%，達到21,924.9萬戶；移動用戶ARPU同比提高2.8%，為人民幣48.1元；移動服務收入中，非語音業務收入貢獻達到40.6%，3G收入貢獻達到44.5%，移動業務在產業轉型升級中實現規模快速發展。

公司積極推動3G業務規模發展，上半年累計淨增3G用戶1,751.1萬戶，3G用戶總數達到5,753.0萬戶；用戶ARPU和手機用戶月戶均數據流量繼續保持行業領先水平，分別為人民幣91.8元和138.3MB；3G服務收入同比實現翻番，達到人民幣269.0億元，規模效應逐步顯現。

在3G用戶快速增長的同時，合約用戶滲透率快速提升。繼去年成功首推千元智能手機並帶動用戶快速增長後，上半年公司進一步完善3G戰略終端體系，推動WCDMA智能手機性價比及滲透率大幅提升，為公司強化合約銷售、實現3G業務規模效益發展創造了有利條件。截至二零一二年六月三十日，公司3G用戶中合約用戶佔比達到47.7%，較去年底提升12.3個百分點，3G用戶結構進一步優化。

配合營銷政策的不斷完善，公司在渠道銷售能力上進一步尋求突破，聚焦核心門店，通過優化銷售流程、強化激勵、推廣體驗式營銷等措施，全面激發銷售活力。上半年公司3G業務社會渠道銷售貢獻達到60%，名單營業廳單廳銷量同比提高37%。公司著眼未來積極打造電子商務平台，推出網上專售產品擴大電子渠道影響力，網上營業廳上半年營業額突破人民幣150億元。

公司積極開展流量經營，不斷豐富應用商店、手機音樂、手機閱讀等內容資源，提升內容吸引力；通過在營業廳推廣3G輔助營銷系統、開展熱點內容推送等措施，積極培育用戶數據業務使用習慣，促進流量提升。

GSM業務方面，由於競爭的不斷加劇和數據業務替代的影響，上半年公司GSM業務面臨較大壓力，服務收入同比下降6.3%，達到人民幣335.8億元。收入下降主要源於包括語音、短信等在內的傳統GSM業務的下降。GSM手機上網、信息導航等業務收入同比快速增長，其中手機上網業務收入同比增長16.2%。

董事長報告書

固網寬帶業務增長帶動固網業務保持穩定

上半年，受固網寬帶收入增長拉動，公司固網服務收入同比增長1.5%，達到人民幣415.0億元，其中，非語音業務收入貢獻達到69.0%，業務結構持續改善。

借助寬帶中國戰略實施的有利契機，公司積極推進寬帶普及和提速工程，深入開展提速營銷。上半年固網寬帶用戶累計淨增487.6萬戶，達到6,052.7萬戶；固網寬帶服務收入同比增長13.0%，達到人民幣194.0億元，佔固網服務收入的比例達到46.7%，固網寬帶業務已成為固網業務的第一大收入支柱。本地電話業務[2]繼續下滑，上半年實現服務收入人民幣150.7億元，同比下降14.7%，降幅逐步趨緩。

公司繼續積極推廣以固網寬帶為核心的「沃家庭」融合業務，向家庭用戶提供一體化的信息服務，提升固網價值。

行業應用帶動集團客戶業務快速增長

公司聚焦移動OA、政府執法、汽車信息化、監測監控和股票機等重點行業應用，借助在重點行業領域不斷增強的影響力，積極推動重點客戶戰略項目合作，推廣中小企業綜合信息通信解決方案，上半年重點行業應用用戶突破1600萬戶，集團客戶收入快速增長。

網絡建設

為全力保障市場發展需求，抓住發展的戰略機遇期，上半年公司加快WCDMA目標網建設，拓展3G網絡廣度覆蓋，完善城區深度覆蓋，新增3G基站4.3萬個，HSPA+覆蓋城市擴大至77個；加快推進固網寬帶光纖接入網建設，鞏固和提升寬帶網絡競爭優勢，上半年固網寬帶接入端口同比增長29.3%，20M以上接入速率端口佔比44%。

展望

下半年，公司將按照年初既定發展策略，加快重點業務規模發展，持續提升發展效率，增強盈利能力，努力實現公司發展規模和效益水平的更大突破。具體經營舉措包括：

第一，緊抓戰略發展機遇，推動持續快速增長。全面提升銷售、網絡和服務能力，實現3G、固網寬帶等重點業務的規模快速發展，市場份額持續提升。

第二，優化發展模式，加快轉型升級步伐。加快推進2G和3G的融合發展，積極推動流量經營，深化固網和移動業務的融合發展，強化公司差異化的競爭優勢，提升競爭實力。

第三，加快目標網絡建設，保障市場發展需要。繼續加快3G目標網建設，進一步擴大HSPA+覆蓋範圍，保持WCDMA的網絡領先優勢；加快光纖接入網建設，實現城市區域高速率寬帶接入。下半年3G和寬帶網絡的客戶體驗要明顯提升。

第四，持續提升管理水平，不斷增強盈利能力。進一步提高對網絡、營銷等各類資源的精細化管理水平，深入開展降本增效，積極推動體制機制創新，強化各項基礎管理，實現業績水平的持續快速提升。

最後，本人謹代表董事會誠摯感謝股東、政府和社會各界對公司發展的支持，也向為公司發展做出不懈努力的公司管理層和全體員工表示衷心感謝。



常小兵
董事長兼首席執行官
香港，二零一二年八月二十三日

附註：

1. *全文收入及盈利同比數據均剔除二零一一年上半年固話初裝費遞延收入人民幣0.15億元的影響。*

2. *本地電話業務包含本地語音、長途、固網增值和網間結算業務。*

財務概覽

財務概覽[1]

收入

二零一二年上半年，公司完成營業收入人民幣1,216.9億元，其中服務收入為人民幣1,023.9億元，分別比上年同期增長20.0%和13.3%。

上半年移動營業收入完成人民幣797.5億元，其中服務收入為人民幣604.8億元，比上年同期增長23.4%。移動增值服務收入為人民幣242.6億元，所佔移動服務收入比重由上年同期的35.3%上升至40.1%。GSM服務收入為人民幣335.8億元，比上年同期下降6.3%。3G服務收入為人民幣269.0億元，所佔移動服務收入的比重由上年同期的26.9%上升至44.5%。

上半年固網營業收入完成人民幣415.3億元，其中固網服務收入為人民幣415.0億元，比上年同期增長1.5%，固網非語音業務收入完成人民幣286.4億元，所佔固網服務收入比重由上年同期的62.5%上升至69.0%，其中寬帶服務收入為人民幣194.0億元，比上年同期增長13.0%，所佔固網服務收入比重由上年同期的42.0%上升至46.7%，本地電話服務收入為人民幣150.7億元，比上年同期下降14.7%。

成本費用

二零一二年上半年，公司共發生成本費用[2]人民幣1,171.2億元，比上年同期增長19.6%。

公司繼續擴大移動網絡覆蓋、提升網絡質量，加緊實施「寬帶中國」戰略，在網絡能力穩步提升的同時，資產規模繼續加大，上半年折舊及攤銷發生人民幣301.7億元，比上年同期增加人民幣17.5億元，增長6.2%，隨著網絡覆蓋擴大、資產規模增加以及能源、物業價格上漲，網絡、營運及支撐成本發生人民幣156.4億元，比上年同期增加人民幣16.1億元，增長11.5%。

公司積極應對激烈的市場競爭，優化調整營銷政策，實施終端、渠道與應用的拉動，強化客戶維繫，進一步加快重點業務發展。上半年銷售費用發生人民幣163.8億元，比上年同期增加人民幣27.8億元，增長20.4%。

公司持續優化3G合約計劃政策，發揮終端優勢，大力發展3G用戶，上半年銷售通信產品成本發生人民幣229.6億元，比上年同期增長60.6%，同期銷售通信產品收入為人民幣193.0億元，同比增長74.9%，銷售虧損為人民幣36.6億元，其中3G手機補貼成本為人民幣35.2億元。

隨著公司用戶規模擴大，網間去話量同步增長，上半年網間結算成本發生人民幣91.5億元，比上年同期增加人民幣13.9億元，增長17.9%。

伴隨社會用工成本上升以及社會保險、住房公積金基數上漲，上半年僱員薪酬及福利開支發生人民幣137.4億元，比上年同期增加人民幣12.2億元，增長9.7%。

盈利情況

二零一二年上半年，公司實現稅前利潤人民幣45.7億元，淨利潤人民幣34.3億元，比上年同期增長31.9%，每股基本盈利為人民幣0.146元。EBITDA[3]為人民幣360.4億元，比上年同期增長12.5%，EBITDA佔服務收入的百分比為35.2%。

經營現金流及資本開支

二零一二年上半年，公司經營活動現金流量淨額為人民幣355.4億元，比上年同期增長3.3%，資本開支為人民幣389.4億元，自由現金流(即經營活動現金流量淨額減資本開支)為人民幣-34.0億元。

資產負債情況

截至二零一二年六月三十日，公司的資產負債率由二零一一年十二月三十一日的54.9%變化至56.3%。債務資本率由二零一一年十二月三十一日的34.2%變化至35.4%。

附註1. 全文除每股基本盈利外，收入及其他盈利數據均剔除二零一一年上半年固話初裝費遞延收入人民幣0.15億元的因素影響。

附註2. 包括網間結算成本、折舊及攤銷、網絡、營運及支撐成本、僱員薪酬及福利開支、銷售通信產品成本、其他經營費用、財務費用、利息收入及淨其他收入。

附註3. EBITDA反映了在計算財務費用、利息收入、淨其他收入、所得稅、折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務費用可能對具有類似經營成果的公司本期盈利產生重大影響。因此，我們認為，對於像我們這樣的電信公司而言，EBITDA有助於對公司經營成果分析。

未經審核簡明合併中期資產負債表

二零一二年六月三十日
(單位：人民幣百萬元)

	附註	二零一二年六月三十日	二零一一年十二月三十一日
資產			
非流動資產			
固定資產	5	**390,117**	381,859
預付租賃費		**7,589**	7,657
商譽		**2,771**	2,771
遞延所得税資產	6	**6,914**	5,091
以公允值計量經其他綜合收益入賬的金融資產	7	**5,356**	6,951
其他資產	8	**13,054**	13,101
		425,801	417,430
流動資產			
存貨及易耗品	9	**5,780**	4,651
應收賬款	10	**13,627**	11,412
預付賬款及其他流動資產	11	**5,977**	6,127
應收關聯公司款	31.1	**18**	22
應收境內電信運營商款	31.2	**933**	1,181
短期銀行存款		**121**	304
現金及現金等價物		**18,625**	15,106
		45,081	38,803
總資產		**470,882**	456,233
權益			
歸屬於本公司權益持有者			
股本	12	**2,311**	2,311
股本溢價	12	**173,472**	173,472
儲備		**(21,308)**	(20,016)
留存收益			
一擬派2011年末期股息	29	**—**	2,356
一其他		**51,205**	47,775
總權益		**205,680**	205,898

未經審核簡明合併中期資產負債表

二零一二年六月三十日
(單位：人民幣百萬元)

	附註	二零一二年六月三十日	二零一一年十二月三十一日
負債			
非流動負債			
長期銀行借款	13	**1,358**	1,384
中期票據	14	**12,000**	15,000
可換股債券	15	**11,222**	11,118
公司債券	16	**7,000**	7,000
遞延所得税負債	6	**15**	17
遞延收入		**1,705**	1,801
其他債務		**226**	88
		33,526	36,408
流動負債			
應付賬款及預提費用	17	**102,898**	95,252
應交税金		**2,002**	1,232
應付最終控股公司款	31.1	**342**	342
應付關聯公司款	31.1	**5,045**	5,707
應付境內電信運營商款	31.2	**1,434**	1,344
短期融資券	18	**38,000**	38,000
短期銀行借款	19	**37,788**	32,322
一年內到期的長期銀行借款	13	**49**	50
一年內到期的中期票據	14	**3,000**	—
應付股利	29	**583**	488
遞延收入的流動部份		**788**	882
一年內到期的其他債務		**2,648**	2,586
預收賬款		**37,099**	35,722
		231,676	213,927
總負債		**265,202**	250,335
總權益及負債		**470,882**	456,233
淨流動負債		**(186,595)**	(175,124)
總資產減流動負債		**239,206**	242,306

第15頁至第43頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期損益表

截至二零一二年六月三十日止六個月期間
(單位:人民幣百萬元,每股數除外)

	附註	截至六月三十日止六個月期間 二零一二年	二零一一年 經重列 (附註2(a)及(b))
收入	20	**121,690**	101,418
網間結算成本		**(9,151)**	(7,763)
折舊及攤銷		**(30,172)**	(28,420)
網絡、營運及支撐成本	21	**(15,642)**	(14,035)
僱員薪酬及福利開支	22	**(13,740)**	(12,523)
銷售通信產品成本	23	**(22,955)**	(14,293)
其他經營費用	24	**(24,163)**	(20,760)
財務費用	25	**(2,047)**	(893)
利息收入		**121**	121
淨其他收入	26	**624**	601
稅前利潤		**4,565**	3,453
所得稅	6	**(1,135)**	(836)
本期盈利		**3,430**	2,617
應佔盈利:			
本公司權益持有者		**3,430**	2,617
期內本公司權益持有者應佔盈利的每股盈利:			
每股盈利-基本(人民幣元)	30	**0.15**	0.11
每股盈利-攤薄(人民幣元)	30	**0.14**	0.11

第15頁至第43頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期綜合收益表

截至二零一二年六月三十日止六個月期間
(單位：人民幣百萬元)

	截至六月三十日止六個月期間	
	二零一二年	二零一一年 經重列 (附註2 (a)及(b))
本期盈利	**3,430**	2,617
其他綜合(損失)／收益		
經其他綜合收益入賬的金融資產的公允值變動	**(1,741)**	409
經其他綜合收益入賬的金融資產的公允值變動之稅務影響	**435**	(102)
經其他綜合收益入賬的金融資產的公允值變動，稅後	**(1,306)**	307
外幣報表折算差額	**–**	(6)
稅後本期其他綜合(損失)／收益	**(1,306)**	301
本期總綜合收益	**2,124**	2,918
應佔總綜合收益：		
本公司權益持有者	**2,124**	2,918

第15頁至第43頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期權益變動表

截至二零一二年六月三十日止六個月期間
(單位：人民幣百萬元)

	歸屬於本公司權益持有者									
	普通股本	股本溢價	資本贖回儲備	以股份為基礎的僱員酬金儲備	投資重估儲備	法定儲備基金	可換股債券儲備	其他儲備	留存收益	總權益
於二零一一年一月一日餘額	2,310	173,436	79	623	(1,334)	24,830	572	(42,970)	48,115	205,661
本期總綜合收益／(損失)(經重列)(附註2(a)及(b))	–	–	–	–	307	–	–	(6)	2,617	2,918
轉入法定儲備	–	–	–	–	–	15	–	–	(15)	–
以權益結算之股份期權計劃：										
一僱員服務價值	–	–	–	17	–	–	–	–	–	17
一期權行使所發行的股份	1	34	–	(1)	–	–	–	–	–	34
一期權失效之儲備間轉移	–	–	–	(1)	–	–	–	–	1	–
二零一零年股息(附註29)	–	–	–	–	–	–	–	–	(1,885)	(1,885)
於二零一一年六月三十日餘額(經重列)	2,311	173,470	79	638	(1,027)	24,845	572	(42,976)	48,833	206,745
於二零一二年一月一日餘額	**2,311**	**173,472**	**79**	**637**	**(3,307)**	**25,111**	**572**	**(43,108)**	**50,131**	**205,898**
本期總綜合(損失)／收益	–	–	–	–	**(1,306)**	–	–	–	**3,430**	**2,124**
以權益結算之股份期權計劃：										
一僱員服務價值	–	–	–	**14**	–	–	–	–	–	**14**
二零一一年股息(附註29)	–	–	–	–	–	–	–	–	**(2,356)**	**(2,356)**
於二零一二年六月三十日餘額	**2,311**	**173,472**	**79**	**651**	**(4,613)**	**25,111**	**572**	**(43,108)**	**51,205**	**205,680**

第15頁至第43頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期現金流量表

截至二零一二年六月三十日止六個月期間
(單位：人民幣百萬元)

	截至六月三十日止六個月期間	
		二零一一年
		經重列
	二零一二年	(附註2 (a)及(b))
經營活動所產生的淨現金	**35,535**	34,385
投資活動所支付的淨現金	**(35,090)**	(36,524)
融資活動所產生／(支付)的淨現金	**3,074**	(2,281)
現金及現金等價物的淨增加／(減少)	**3,519**	(4,420)
現金及現金等價物期初餘額	**15,106**	22,597
現金及現金等價物期末餘額	**18,625**	18,177
現金及現金等價物分析：		
現金結餘	**6**	7
銀行結餘	**18,619**	18,170
	18,625	18,177

第15頁至第43頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期財務資料附註

(單位：除另有説明外，均以人民幣百萬元為單位)

1. 公司架構及主要業務

中國聯合網絡通信(香港)股份有限公司(「本公司」)是於二零零零年二月八日在中華人民共和國(「中國」)香港特別行政區(「香港」)註冊成立的有限公司。本公司主營業務為投資控股。本公司的子公司主營業務為在中國提供移動和固網語音及相關增值服務、寬帶及其他互聯網相關服務、信息通信技術服務以及商務及數據通信服務。GSM移動語音、WCDMA移動語音及相關增值服務以下稱為「移動業務」。除移動業務外，上述其他業務以下統稱為「固網業務」。本公司及其子公司以下簡稱為「本集團」。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其美國托存股份於二零零零年六月二十一日在紐約證券交易所上市。

本公司的主要股東為中國聯通(BVI)有限公司(「聯通BVI」)及中國聯通集團(BVI)有限公司(「聯通集團BVI」，前稱中國網通集團(BVI)有限公司)。聯通BVI是被中國聯合網絡通信股份有限公司(「A股公司」，一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所上市)控股持有。A股公司則被中國聯合網絡通信集團有限公司(一家於中國成立的國有企業，以下簡稱「聯通集團」)控股持有。聯通集團BVI是聯通集團的全資子公司。因此，本公司董事認為聯通集團是本公司的最終控股公司。

收購聯通新時訊通信有限公司(以下統稱為「二零一一企業合併」)

聯通寬帶在線有限公司(「寬帶在線」，中國聯合網絡通信有限公司(「中國聯通運營公司」)的全資子公司，中國聯通運營公司為本公司的全資子公司)與聯通集團於二零一一年十二月一日簽訂了股權轉讓協議。根據該協議，寬帶在線同意以約人民幣1.58億元的現金總代價向聯通集團收購聯通新時訊通信有限公司(「聯通新時訊」)的全部股權。該收購於二零一一年十二月一日完成。

2. 編製基準

本截至二零一二年六月三十日止六個月期間的未經審核簡明合併中期財務資料乃按照國際會計準則理事會頒佈的國際會計準則34「中期財務報告」編製。國際會計準則34與香港會計師公會頒佈的香港會計準則34「中期財務報告」一致，因此本未經審核簡明合併中期財務資料亦按香港會計準則34編製。

本截至二零一二年及二零一一年六月三十日止六個月期間的未經審核簡明合併中期財務資料未經核數師審核，而截至二零一一年十二月三十一日止年度的財務資料摘自本公司二零一一年年報內經審核的財務報表。

本未經審核簡明合併中期財務資料應當結合本集團截至二零一一年十二月三十一日止年度的財務報表一併閱讀。本集團的金融風險管理（包括市場風險、信貸風險及流動性風險和資本風險管理）政策已載列於本公司二零一一年年報中的財務報表。截至二零一二年六月三十日止六個月期間，金融風險管理政策沒有重大改變。

未經審核簡明合併中期財務資料中二零一一年比較數字因以下事項而重列：

(a) 共同控制下的企業及業務合併

因聯通新時訊收購前及收購後皆由聯通集團，即本集團的最終控股公司控制，因此二零一一企業合併被視為同一控制下的企業及業務合併。

在《香港財務報告準則》下，二零一一企業合併的會計處理乃按照香港會計師公會頒佈的會計指引第5號「共同控制下業務合併的權益合併法之會計處理」（「會計指引第5號」）以權益合併法進行核算。隨本集團於二零零八年採納了《國際財務報告準則》，本集團以合併前賬面價值法之會計政策核算共同控制下企業及業務合併，該政策亦與《香港財務報告準則》一致。考慮到被收購企業在所呈報的所有期間內均處於共同控制下，因此所收購之資產及負債按合併前之賬面價值法入賬並包含於未經審核簡明合併中期財務資料中，從而視同所收購之企業及業務一直是本集團之一部份並由最早呈報期間開始時反映。

2. 編製基準(續)

(b) 採納經修訂的國際財務報告準則／香港財務報告準則1

根據二零一零年頒佈之經修訂的國際財務報告準則／香港財務報告準則1「首次採納國際財務報告準則／香港財務報告準則」之規定，首次採納之實體可以根據原通用之會計準則對其部份或所有資產及負債使用因私有化或首次公開發行等特定事件而確定之特定日期的公允價值作為認定成本計量。若該計量日處於過渡《國際財務報告準則》／《香港財務報告準則》當日或之前，實體可於計量日將該等因特定事件而確定之公允價值作為其《國際財務報告準則》／《香港財務報告準則》下之認定成本。若該計量日處於過渡《國際財務報告準則》／《香港財務報告準則》日之後，但處於實體首份《國際財務報告準則》／《香港財務報告準則》財務報表涵蓋之期間，該等因特定事件而確定之公允價值可於特定事件發生時作為認定成本。本修訂允許實體於二零一一年一月一日後的首個年度應用因特定事件而確定之公允價值作為認定成本並進行追溯調整。

本集團於採用《國際財務報告準則》之前已完成其首次公開發行及同一控制下業務合併，且為該等交易目的已對固定資產進行重估。該等重估價值被視為因特定事件而確定之公允價值。因此，隨二零一一年採納經修訂的國際財務報告準則／香港財務報告準則1，本集團應用該等因特定事件而確定之公允價值被作為其相關固定資產(除以成本模型計量的房屋建築物及移動業務通信設備外)之認定成本並進行追溯調整。該等經重列後以認定成本計量的資產將計提折舊及進行減值測試。

隨採納經修訂的國際財務報告準則／香港財務報告準則1，因特定事件確定之公允價值被視為認定成本，故其後無須遵循國際會計準則／香港會計準則16「固定資產」對固定資產公允值進行重估。據此，本集團變更了會計政策並將所有的固定資產按成本減去累計折舊及累計減值損失作計量。故此，於二零零六年和二零零八年重估時確定之重估增值或減值已被沖銷，其折舊影響亦相應調整。

重列二零一一年比較財務資料匯總

關於二零一一企業合併和採納國際財務報告準則／香港財務報告準則1對二零一一年比較財務資料的變更列示如下：

	已呈報	二零一一 企業合併	採納國際財務 報告準則／ 香港財務 報告準則1	抵銷	經重列
截至二零一一年 六月三十日止六個月期間					
經營成果：					
收入	101,400	18	—	—	101,418
本期盈利	2,652	9	(44)	—	2,617

2. 編製基準(續)

(c) 持續經營假設

於二零一二年六月三十日，本集團的流動負債超出流動資產約為人民幣1,866億元(二零一一年十二月三十一日：約人民幣1,751億元)。考慮到當前全球經濟環境，以及本集團在可預見的將來預計的資本支出，管理層綜合考慮了本集團如下可獲得的資金來源：

- 本集團從經營活動中持續取得的淨現金流入；
- 循環銀行信貸額度和短期融資券註冊額度約為人民幣1,942億元，於二零一二年六月三十日，尚未使用之額度約為人民幣1,374億元；及
- 考慮到本集團的信貸記錄，從國內銀行和其他金融機構獲得的其他融資渠道。

此外，本集團相信能通過短、中、長期方式籌集資金，並通過適當安排融資組合以保持合理的融資成本。

基於以上考慮，董事會認為本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零一二年六月三十日止六個月期間之未經審核簡明合併中期財務資料乃按持續經營基礎編製。

3. 重要會計政策

除下列所述外，編製本未經審核簡明合併中期財務資料採用之會計政策與截至二零一一年十二月三十一日止年度財務報表所採用之會計政策一致。

下列經修訂的準則於二零一二年一月一日起財務年度首次強制執行且適用於本集團：

國際財務報告準則／香港財務報告準則7(經修訂)「金融工具：披露」

國際會計準則／香港會計準則12(經修訂)「所得税」

採納以上經修訂的準則並沒有對本集團之未經審核簡明合併中期財務資料產生任何重大影響。

此外，國際會計準則理事會及香港會計師公會已頒佈若干新準則、經修訂的準則及詮釋，該等新準則、經修訂的準則及詮釋於二零一二年一月一日以後的財務年度開始生效且本集團亦無提前採用。管理層正評估以上新準則、經修訂的準則及詮釋的影響，並將在日後財務報告期間按要求採用相關新準則、經修訂的準則及詮釋。

（單位：除另有說明外，均以人民幣百萬元為單位）

4. 分部資料

本公司之執行董事已被認定為主要經營決策者。經營分部以主要經營決策者定期審閱用以分配資源及評估分部表現的內部報告為基礎進行辨別。

於二零一二年一月一日之前，移動業務和固網業務被辨別為本集團的主要經營分部，且主要經營決策者以收入及可直接歸屬於經營分部的成本來評價經營分部的經營成果。

隨著內部成本管理模式從以業務種類進行管理改變為以職能部門進行管理，以及融合電信業務的深入發展，自二零一二年一月一日起，主要經營決策者開始將本集團視為一個整體而非以業務之種類或地區角度進行資源分配和業績評估。因此，本集團只有一個經營分部，且無需列示分部資料。

本集團主要在中國大陸經營，所以沒有列示地區資料。在所有列報期間，本集團均沒有從單一外部客戶取得佔本集團收入總額的百分之十或以上的收入。

5. 固定資產

截至二零一二年六月三十日及二零一一年六月三十日止六個月期間的固定資產變動如下：

	截至二零一二年六月三十日止六個月期間					
	房屋建築物	通訊設備	辦公設備、家俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本：						
期初餘額	56,782	688,626	44,014	2,754	54,682	846,858
本期增加	27	120	47	11	37,326	37,531
在建工程轉入	1,020	23,174	170	252	(24,616)	–
報廢處置	(45)	(3,537)	(134)	(217)	–	(3,933)
期末餘額	57,784	708,383	44,097	2,800	67,392	880,456
累計折舊及減值：						
期初餘額	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
本期計提折舊	(1,192)	(25,502)	(2,033)	(258)	–	(28,985)
報廢處置	43	3,256	128	217	–	3,644
減值轉出	–	1	–	–	–	1
期末餘額	(19,967)	(434,680)	(34,221)	(1,455)	(16)	(490,339)
賬面淨值：						
期末餘額	37,817	273,703	9,876	1,345	67,376	390,117
期初餘額	37,964	276,191	11,698	1,340	54,666	381,859

（單位：除另有說明外，均以人民幣百萬元為單位）

5. 固定資產（續）

	截至二零一一年六月三十日止六個月期間（經重列）					
	房屋建築物	通訊設備	辦公設備、家俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本：						
期初餘額	53,797	633,718	42,900	2,321	59,245	791,981
本期增加	125	578	52	13	23,767	24,535
在建工程轉入	884	22,924	1,643	303	(25,754)	—
報廢處置	(17)	(3,105)	(295)	(72)	—	(3,489)
期末餘額	54,789	654,115	44,300	2,565	57,258	813,027
累計折舊及減值：						
期初餘額	(16,674)	(379,777)	(28,800)	(1,060)	(16)	(426,327)
本期計提折舊	(1,092)	(24,084)	(1,947)	(254)	—	(27,377)
報廢處置	16	3,005	281	72	—	3,374
減值轉出	—	1	—	—	—	1
期末餘額	(17,750)	(400,855)	(30,466)	(1,242)	(16)	(450,329)
賬面淨值：						
期末餘額	37,039	253,260	13,834	1,323	57,242	362,698
期初餘額	37,123	253,941	14,100	1,261	59,229	365,654

截至二零一二年六月三十日止六個月期間，本集團確認了處置固定資產的收益約人民幣0.58億元（截至二零一一年六月三十日止六個月期間：收益約人民幣0.15億元）。

（單位：除另有說明外，均以人民幣百萬元為單位）

6. 所得稅

香港所得稅乃根據截至二零一二年六月三十日止六個月期間預計應課稅利潤按16.5%（截至二零一一年六月三十日止六個月期間：16.5%）稅率計算。截至二零一二年六月三十日止六個月期間，香港境外應課稅利潤的所得稅乃根據本集團所屬營運地區的適用稅率計算。本公司的子公司主要在中國大陸經營業務，所適用的法定企業所得稅率為25%（截至二零一一年六月三十日止六個月期間：25%）。

	截至六月三十日止六個月期間	
	二零一二年	二零一一年（經重列）
對本期預計的應課稅利潤計提的所得稅		
一香港	**10**	8
一香港境外	**2,515**	1,733
	2,525	1,741
遞延所得稅	**(1,390)**	(905)
所得稅	**1,135**	836

適用法定稅率與實際所得稅率之間差異調節如下：

	截至六月三十日止六個月期間	
	二零一二年	二零一一年（經重列）
按中國法定稅率	**25.0%**	25.0%
非稅前列支之支出	**1.5%**	2.2%
非應納所得稅收入		
一一次性收取之初裝費	**–**	(0.6%)
中國優惠稅率及免稅期之影響	**(0.6%)**	(1.2%)
其他	**(1.0%)**	(1.2%)
實際所得稅率	**24.9%**	24.2%

(單位：除另有說明外，均以人民幣百萬元為單位)

6. 所得稅(續)

淨遞延所得稅資產／負債變動如下：

	截至六月三十日止六個月期間	
	二零一二年	二零一一年(經重列)
抵銷後淨遞延所得稅資產：		
期初金額	**5,091**	4,940
貸記入損益表的遞延所得稅	**1,388**	902
貸記／(借記)入其他綜合收益的遞延所得稅	**435**	(102)
期末金額	**6,914**	5,740
抵銷後淨遞延所得稅負債：		
期初金額	**(17)**	(22)
貸記入損益表的遞延所得稅	**2**	3
期末金額	**(15)**	(19)

7. 以公允值計量經其他綜合收益入賬的金融資產

	二零一二年六月三十日	二零一一年十二月三十一日
企業發行的權益證券	**5,356**	6,951
按上市地方分析：		
中國上市	**115**	114
非中國上市	**5,241**	6,837
	5,356	6,951

截至二零一二年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值減少約為人民幣17.41億元(截至二零一一年六月三十日止六個月期間：增加約人民幣4.09億元)。扣除相關稅務影響後的公允值淨減少約人民幣13.06億元(截至二零一一年六月三十日止六個月期間：淨增加約人民幣3.07億元)已被記錄於未經審核簡明合併中期綜合收益表。

（單位：除另有說明外，均以人民幣百萬元為單位）

8. 其他資產

	二零一二年六月三十日	二零一一年十二月三十一日
開通移動服務直接相關成本	**327**	390
裝移機成本	**907**	1,022
預付設施租金及線路租賃費	**3,909**	3,919
購買軟件	**5,795**	5,506
其他	**2,116**	2,264
	13,054	13,101

9. 存貨及易耗品

	二零一二年六月三十日	二零一一年十二月三十一日
手機及其他客戶終端產品	**4,164**	3,387
電話卡	**324**	296
易耗品	**1,196**	887
其他	**96**	81
	5,780	4,651

10. 應收賬款

	二零一二年六月三十日	二零一一年十二月三十一日
應收賬款	**18,736**	14,922
減：壞賬準備	**(5,109)**	(3,510)
	13,627	11,412

(單位：除另有說明外，均以人民幣百萬元為單位)

10. 應收賬款(續)

應收賬款賬齡分析如下：

	二零一二年 六月三十日	二零一一年 十二月三十一日
一個月以內	**9,889**	8,556
一個月以上至三個月	**1,259**	1,009
三個月以上至一年	**4,377**	3,189
一年以上	**3,211**	2,168
	18,736	14,922

本集團對除滿足若干特定信用評估標準規定以外的個人用戶所授予之信用期一般為自賬單之日起30天。本集團對公司用戶所授予之信用期是基於服務合同條款，一般不超過1年。

由於本集團客戶數量龐大，故應收賬款並無重大集中的用戶信貸風險。

11. 預付賬款及其他流動資產

	二零一二年 六月三十日	二零一一年 十二月三十一日
預付租金	**1,538**	1,590
押金及預付款	**3,046**	2,624
預付所得税	**–**	696
員工備用金	**383**	285
其他	**1,010**	932
	5,977	6,127

預付賬款及其他流動資產賬齡分析如下：

	二零一二年 六月三十日	二零一一年 十二月三十一日
一年以內	**5,315**	5,604
一年以上	**662**	523
	5,977	6,127

12. 股本

	二零一二年 六月三十日 港幣百萬元	二零一一年 十二月三十一日 港幣百萬元
已授權：		
30,000,000,000股每股面值港幣0.10元的普通股	**3,000**	3,000

已發行及繳足股本：	股數 百萬股	普通股 每股面值 港幣0.10元 港幣百萬元	股本	股本溢價	合計
於二零一零年一月一日	23,562	2,355	2,310	173,436	175,746
隨期權行使而發行股份（附註28）	3	1	1	34	35
於二零一一年六月三十日	23,565	2,356	2,311	173,470	175,781
於二零一二年一月一日及二零一二年六月三十日	**23,565**	**2,356**	**2,311**	**173,472**	**175,783**

13. 長期銀行借款

	借款利率及最終到期日	二零一二年 六月三十日	二零一一年 十二月三十一日
人民幣銀行借款	浮動年利率，較中國人民銀行公佈的三年期銀行借款基準利率下浮15%，按季度調整利率，至二零一三年到期	**800**	800
美元銀行借款	固定年利率範圍由無至5.00%（二零一一年十二月三十一日：無至5.00%）至二零三九年到期（二零一一年十二月三十一日：至二零三九年到期）	**400**	411
歐元銀行借款	固定年利率範圍由1.10%至2.50%（二零一一年十二月三十一日：1.10%至2.50%）至二零三四年到期（二零一一年十二月三十一日：至二零三四年到期）	**207**	223
小計		**1,407**	1,434
減：一年內到期部份		**(49)**	(50)
		1,358	1,384

（單位：除另有說明外，均以人民幣百萬元為單位）

13. 長期銀行借款(續)

於二零一二年六月三十日，約人民幣1.11億元(二零一一年十二月三十一日：約人民幣1.16億元)的長期銀行借款由第三方提供擔保。

長期銀行借款的還款計劃如下：

	二零一二年六月三十日	二零一一年十二月三十一日
到期金額：		
一不超過一年	**49**	50
一超過一年但不超過兩年	**847**	848
一超過兩年但不超過五年	**140**	150
一超過五年	**371**	386
	1,407	1,434
減：分類為流動負債部份	**(49)**	(50)
	1,358	1,384

14. 中期票據

於二零一零年四月二日，中國聯通運營公司完成發行總金額為人民幣30億元的二零一零年度第一期中期票據，期限為三年，年利率為3.73%。

於二零一零年九月二十日，中國聯通運營公司完成發行總金額為人民幣120億元的二零一零年度第二期中期票據，期限為三年，年利率為3.31%。

(單位：除另有說明外，均以人民幣百萬元為單位)

15. 可換股債券

於二零一零年十月十八日，本公司之全資子公司億迅投資有限公司(「億迅」)，發行本金總額為1,838,800,000美元(按固定匯率1美元等值港幣7.7576元)年利率0.75%的有擔保可換股債券，該可換股債券於二零一五年十月到期並以本金100%贖回。債券之償還由本公司擔保並可以初步換股價港幣15.85元轉換為本公司每股面值港幣0.10元之普通股。換股價可根據於二零一零年十月十八日訂立的信託契據中規定的若干反攤薄及控制權變化之情況予以調整。由於本公司自可換股債券發行以後派發股息，換股價由港幣15.85元調整至港幣15.58元。債券持有人可於二零一零年十一月二十八日或之後任何時候直至二零一五年十月八日營業時間結束時(或倘該等可換股債券已於二零一五年十月十八日前被本公司要求贖回，則直至不遲於指定贖回日期7日之營業時間結束時)，隨時行使換股權。億迅將依據債券持有人之選擇，於二零一三年十月十八日按本金額連同截至指定贖回日期應計而未支付的利息，贖回債券持有人之全部而非部份可換股債券。另外，於二零一三年十月十八日或該日之後至二零一五年十月十八日前，億迅可按本金額連同截至指定贖回日期應計而未支付的利息，贖回當時發行在外之全部而非部份可換股債券。

截至二零一二年六月三十日止六個月期間和二零一一年六月三十日止六個月期間，可換股債券持有人並未將可換股債券轉換為本公司之股份，而億迅也未有將可換股債券贖回。

負債部份之公允值已於發行可換股債券時釐定，以相同期限但沒有換股特點債券之市場利率計算。剩餘數額，即面值(扣除直接發行成本)與負債部份之公允值之差額，貸記入歸屬於本公司權益持有者項下之可換股債券儲備內。

已確認於未經審核簡明合併中期資產負債表內之可換股債券的計算如下：

	截至六月三十日止六個月期間	
	二零一二年	二零一一年
負債部份之變動：		
期初餘額	**11,118**	11,558
減：已支付利息	**(43)**	(45)
加／(減)：負債部份之匯兑損失／(收益)影響	**42**	(264)
加：估算之財務費用	**105**	107
期末餘額	**11,222**	11,356

於二零一二年六月三十日，可換股債券之負債部份金額約為人民幣112.22億元(等值美元17.74億元)，且是以現金流量並考慮直接發行成本之影響後按借貸年利率1.90%來折現計算。

（單位：除另有説明外，均以人民幣百萬元為單位）

16. 公司債券

本集團於二零零七年六月八日發行總金額為人民幣20億元，票面年利率為4.50%，期限為十年的公司債券，並由中國銀行股份有限公司為本期債券提供公司擔保。

本集團於二零零八年九月三日發行另一批總金額為人民幣50億元，票面年利率為5.29%，期限為五年的公司債券，並由國家電網公司為本期債券提供公司擔保。

17. 應付賬款及預提費用

	二零一二年 六月三十日	二零一一年 十二月三十一日
應付工程建造商及設備供應商款	**75,388**	72,068
應付通訊產品供貨商款	**4,836**	5,203
用戶／建造商押金	**3,885**	3,517
應付修理及運維費	**2,710**	2,325
應付工資及福利費	**2,882**	1,344
應付利息	**1,705**	832
應付服務供貨商／內容供應商款	**1,384**	1,175
預提費用	**7,993**	6,381
其他	**2,115**	2,407
	102,898	95,252

應付賬款及預提費用的賬齡如下：

	二零一二年 六月三十日	二零一一年 十二月三十一日
六個月以內	**92,003**	85,699
六個月至一年	**6,984**	5,483
一年以上	**3,911**	4,070
	102,898	95,252

(單位：除另有說明外，均以人民幣百萬元為單位)

18. 短期融資券

於二零一一年八月二十五日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一一年度第一期短期融資券，期限為366日，年利率為5.23%。

於二零一一年十月二十日，中國聯通運營公司完成發行總金額為人民幣80億元的二零一一年度第二期短期融資券，期限為366日，年利率為5.78%。

於二零一一年十一月二十一日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一一年度第五期超短期融資券，期限為180日，年利率為4.65%。該超短期融資券已於二零一二年五月份全部償還。

於二零一二年五月十六日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一二年第一期超短期融資券，期限為60日，年利率為3.88%。該超短期融資券已於二零一二年七月份全部償還。

19. 短期銀行借款

	借款利率及最終到期日	二零一二年 六月三十日	二零一一年 十二月三十一日
人民幣銀行借款	固定年利率範圍由3.87%至6.10%(二零一一年十二月三十一日：1.09%至4.12%)，至二零一三年到期(二零一一年十二月三十一日：至二零一二年到期)	**20,180**	1,000
人民幣銀行借款	浮動年利率範圍由較中國人民銀行公佈的基準利率下浮0%，至二零一二年到期	**–**	16,810
港幣銀行借款	浮動年利率為香港銀行同業港幣拆息加1.00%至2.15%(二零一一年十二月三十一日：0.63%至2.15%)，至二零一三年到期(二零一一年十二月三十一日：至二零一二年到期)	**17,608**	14,512
		37,788	32,322

(單位：除另有說明外，均以人民幣百萬元為單位)

20. 收入

本集團提供服務的資費標準受不同政府機構監管，包括國家發展和改革委員會(「發改委」)、中國工業和信息化部(「工信部」)和省級物價管理局。

收入按扣除營業稅及營業稅附加費後的淨值呈報。截至二零一二年六月三十日止六個月期間，相關營業稅及營業稅附加費約為人民幣36.03億元(截至二零一一年六月三十日止六個月期間：約人民幣30.65億元)。

收入的主要組成部份如下：

	截至六月三十日止六個月期間	
	二零一二年	二零一一年 (經重列)
移動業務		
一通話費及月租費	**29,934**	26,403
一增值服務收入	**24,258**	17,326
一網間結算收入	**6,014**	5,105
一其他服務收入	**275**	182
移動業務服務收入合計	**60,481**	49,016
固網業務		
一通話費及月租費	**10,360**	12,558
一寬帶、數據及其他互聯網業務收入	**21,348**	18,761
一網間結算收入	**2,191**	2,389
一增值服務收入	**2,205**	2,313
一網元出租收入	**3,838**	3,363
一信息通信技術服務收入	**1,016**	805
一初裝費	**–**	15
一其他服務收入	**546**	714
固網業務服務收入合計	**41,504**	40,918
其他服務收入	**408**	449
服務收入合計	**102,393**	90,383
銷售通信產品收入	**19,297**	11,035
	121,690	101,418

（單位：除另有說明外，均以人民幣百萬元為單位）

21. 網絡、營運及支撐成本

	截至六月三十日止六個月期間	
	二零一二年	二零一一年（經重列）
修理及運行維護費	**4,828**	4,434
水電取暖動力費	**5,279**	4,764
網絡、物業、設備和設施經營性租賃費用	**4,984**	4,321
其他	**551**	516
	15,642	14,035

22. 僱員薪酬及福利開支

	截至六月三十日止六個月期間	
	二零一二年	二零一一年（經重列）
工資及薪酬	**10,677**	9,817
界定供款退休金	**1,516**	1,386
醫療保險	**618**	487
住房公積金	**820**	727
其他住房福利	**95**	89
以股份為基礎的僱員酬金	**14**	17
	13,740	12,523

23. 銷售通信產品成本

	截至六月三十日止六個月期間	
	二零一二年	二零一一年
手機	**22,098**	13,300
無線上網卡	**340**	446
電話卡	**431**	479
其他	**86**	68
	22,955	14,293

（單位：除另有說明外，均以人民幣百萬元為單位）

24. 其他經營費用

	截至六月三十日止六個月期間	
	二零一二年	二零一一年（經重列）
計提壞賬準備	**1,584**	1,441
信息通信技術服務成本	**870**	707
代理佣金	**10,154**	8,138
廣告及業務宣傳費	**2,334**	2,077
客戶接入成本	**1,399**	1,307
用戶獲取及維繫成本	**2,490**	2,074
物業管理費	**961**	785
辦公及行政費	**1,550**	1,575
車輛使用費	**975**	926
稅費	**379**	360
其他	**1,467**	1,370
	24,163	20,760

25. 財務費用

	截至六月三十日止六個月期間	
	二零一二年	二零一一年
財務費用：		
－需於五年內償還的銀行借款利息	**834**	702
－需於五年內償還的公司債券、中期票據及短期融資券利息	**1,389**	784
－需於五年內償還的可換股債券利息	**105**	107
－需於五年內償還的關聯公司借款利息	**14**	10
－無需於五年內償還的銀行借款利息	**3**	3
－無需於五年內償還的公司債券利息	**–**	45
－減：於在建工程的資本化利息	**(660)**	(489)
利息支出合計	**1,685**	1,162
－匯兑淨損失／（收益）	**122**	(446)
－其他	**240**	177
	2,047	893

（單位：除另有說明外，均以人民幣百萬元為單位）

26. 淨其他收入

	截至六月三十日止六個月期間	
	二零一二年	二零一一年
按公允值計量經其他綜合收益入賬的金融資產股息收益	**412**	446
其他	**212**	155
	624	601

27. 本公司與西班牙電信的相互投資

為加強本公司與西班牙電信之間的合作，本公司於二零零九年九月六日公告與西班牙電信訂立戰略聯盟協議及認購協議，據此，雙方有條件地同意通過購買另一方的股份向另一方作出相等於10億美元的投資。

於二零一一年一月二十三日，本公司與西班牙電信簽訂加強戰略聯盟協議：(a)西班牙電信將以總代價5億美元，向第三方購買本公司普通股股份；及(b)本公司將購買西班牙電信本身庫存擁有的21,827,499股普通股股份（「西班牙電信庫存股份」），購買上述全部西班牙電信庫存股份的總價為374,559,882.84歐元。於二零一一年一月二十五日，本公司已依照加強戰略聯盟協議完成對西班牙電信庫存股份的購買。於二零一一年，西班牙電信已完成對本公司的5億美元投資。

於二零一二年六月三十日，相關以公允值計量經其他綜合收益入賬的金融資產金額約為人民幣52.41億元（二零一一年十二月三十一日：約人民幣68.37億元）。截至二零一二年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值減少約為人民幣17.43億元（截至二零一一年六月三十日止六個月期間：增加約人民幣4.08億元）。扣除相關稅務影響後的公允值淨減少約為人民幣13.07億元（截至二零一一年六月三十日止六個月期間：淨增加約人民幣3.06億元），已記錄於未經審核簡明合併中期綜合收益表。

(單位：除另有說明外，均以人民幣百萬元為單位)

28. 以權益結算之股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃(「股份期權計劃」)，向符合資格的員工授予股份期權，此等期權計劃的條款分別已於二零零二年五月、二零零七年五月及二零零九年五月作出修訂。

隨本公司與中國網通集團(香港)有限公司(「中國網通」)於二零零八年合併，本公司於二零零八年九月十六日採納了特殊目的股份期權計劃(「特殊目的股份期權計劃」)，授予股份期權予於二零零八年十月十四日尚未行使之中國網通股份期權之持有人士，此等期權計劃的條款已於二零零九年五月作出修訂。

未行使的股份期權數目的變動及有關加權平均行使價列示如下：

	截至六月三十日止六個月期間			
	二零一二年		二零一一年	
	平均行使價 每股港幣	**股份期權 數目**	平均行使價 每股港幣	股份期權 數目
期初餘額	**6.49**	**391,481,158**	6.59	396,012,118
授予	**–**	**–**	–	–
失效	**–**	**–**	15.42	(1,806,000)
行使	**–**	**–**	15.42	(2,544,000)
期末餘額	**6.49**	**391,481,158**	6.49	391,662,118

截至二零一二年六月三十日止六個月期間沒有股份期權被行使。截至二零一一年六月三十日止六個月期間，員工行使股份期權導致發行2,544,000股，收到的現金約為人民幣3,262萬元。

截至二零一一年六月三十日止六個月期間股份期權的詳細行使情況如下：

期權授予日	**可行使價格 港幣元**	**緊貼期權行使日期前的加權平均每股收市價 港幣元**	**收到現金 港幣元**	**股數**
二零零一年六月三十日	15.42	16.32	39,228,480	2,544,000

於二零一二年六月三十日，所有391,481,158份未行使的股份期權(二零一一年十二月三十一日：391,481,158)可予行使，加權平均行使價格為港幣6.49元(二零一一年十二月三十一日：港幣6.49元)。

(單位：除另有説明外，均以人民幣百萬元為單位)

28. 以權益結算之股份期權計劃(續)

於資產負債表日，未行使的股份期權的信息摘要如下：

期權授予日	期權生效期	期權可行使期(附註i)	行使期權時每股支付價格	於二零一二年六月三十日未行使股份期權數量	於二零一一年十二月三十一日未行使股份期權數量
根據股份期權計劃授予之股份期權：					
二零零三年五月二十一日	二零零三年五月二十一日至二零零六年五月二十一日	二零零四年五月二十一日至二零一三年五月二十日	港幣4.30元	**8,956,000**	8,956,000
二零零四年七月二十日	二零零四年七月二十日至二零零七年七月二十日	二零零五年七月二十日至二零一三年七月十九日	港幣5.92元	**41,024,000**	41,024,000
二零零四年十二月二十一日	二零零四年十二月二十一日至二零零七年十二月二十一日	二零零五年十二月二十一日至二零一三年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日	二零零六年二月十五日至二零零九年二月十五日	二零零八年二月十五日至二零一四年二月十四日	港幣6.35元	**151,556,000**	151,556,000
根據特殊目的股份期權計劃授予之股份期權：					
二零零八年十月十五日	二零零八年十月十五日至二零零九年五月十七日	二零零八年十月十五日至二零一三年十一月十六日	港幣5.57元	**100,361,690**	100,361,690
二零零八年十月十五日	二零零八年十月十五日至二零一零年十二月六日	二零零八年十月十五日至二零一三年十二月五日	港幣8.26元	**88,929,468**	88,929,468
				391,481,158	391,481,158

於二零一二年六月三十日未行使股份期權加權平均剩餘合約期限為1.44年(二零一一年十二月三十一日：0.94年)。

（單位：除另有說明外，均以人民幣百萬元為單位）

28. 以權益結算之股份期權計劃（續）

附註i: 二零零九年，董事會根據股份期權計劃的條款，將其中約25,000,000份股份期權的可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於股份期權計劃中的相關條款規定的「強制性禁售」，至使該等股份期權未能行使。由於「強制性禁售」仍然繼續生效，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期分別於二零一零年三月、二零一一年三月和二零一二年三月先後每次延長一年。截至二零一二年六月三十日止，由被調動人員持有之約23,440,000份股份期權仍然有效。

此外，於二零一零年三月、二零一一年三月及二零一二年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」仍然生效，導致股份期權未能行使。二零一一年修訂及二零一二年修訂並未分別對截至二零一一年及二零一二年六月三十日止六個月期間的未經審核簡明合併中期損益表產生重大影響。

29. 股息

於二零一二年五月二十九日的年度股東大會上，本公司經股東批准派發二零一一年度末期股息每普通股人民幣0.10元，合計約人民幣23.56億元（二零一零年：末期股息每普通股人民幣0.08元，合計約人民幣18.85億元），並在截至二零一二年六月三十日止六個月期間的留存收益扣減中反映。於二零一二年六月三十日應付股息約人民幣5.83億元中約人民幣5.51億元為應付聯通BVI的股息。

依據中國企業所得税法的規定，除非外商投資企業之海外投資者被視為中國居民企業，外商投資企業在二零零八年一月一日或以後向其於海外企業股東宣派股息便需繳納10%之代扣所得税。本公司於二零一零年十一月十一日獲取了由中國國家税務總局的批准，批准本公司自二零零八年一月一日起被認定為中國居民企業。因此，於二零一二年六月三十日，本公司之中國境內子公司向本公司分配股利並未計提代扣所得税，且在本集團之合併財務報表中，對其中國境內子公司產生的累計尚未分配利潤也未計提遞延所得税負債。

對於本公司的非中國居民企業股東，本公司在扣除非中國居民企業股東應付企業所得税金額後，向其分派股息。且在宣派該等股息時，重分類相關之應付股息至應付代扣所得税。此要求不適用於本公司股東名冊上以個人名義登記的股東。

30. 每股盈利

截至二零一二年及二零一一年六月三十日止六個月期間的每股基本盈利是按照本公司權益持有者應佔盈利除以各期間發行在外的普通股加權平均數計算。

截至二零一二年及二零一一年六月三十日止六個月期間的每股攤薄盈利是按照本公司權益持有者應佔盈利除以各期間就所有攤薄性的潛在普通股的影響作出調整後的發行在外普通股加權平均數計算。截至二零一二年及二零一一年六月三十日止六個月期間，所有潛在普通股股份來自於(i)經修訂後的股份期權計劃下授予的股份期權；(ii)經修訂後的特殊目的股份期權計劃下授予的股份期權；及(iii)可換股債券。

截至二零一一年六月三十日止六個月期間，非攤薄性的潛在普通股股份來自於初步換股價為每股港幣15.85元的可換股債券，其未包括在計算每股攤薄盈利所採用的普通股加權平均數中。

下表列示了每股基本盈利與每股攤薄盈利的計算：

	截至六月三十日止六個月期間	
	二零一二年	二零一一年 (經重列)
分子(人民幣百萬元)：		
用來計算每股基本盈利的本公司權益持有者應佔盈利	**3,430**	2,617
可換股債券負債部份之估算財務費用	**105**	—
用來計算每股攤薄盈利的本公司權益持有者應佔盈利	**3,535**	2,617
分母(百萬股)：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**23,565**	23,562
因股份期權而產生的攤薄數量	**198**	210
因可換股債券而產生的攤薄數量	**902**	—
用來計算每股攤薄盈利的股份數量	**24,665**	23,772
每股基本盈利(人民幣元)	**0.15**	0.11
每股攤薄盈利(人民幣元)	**0.14**	0.11

(單位：除另有説明外，均以人民幣百萬元為單位)

31. 關連交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。聯通集團和中國政府不發佈用於公共目的之財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團提供電信服務是零售交易的一部份，因此可能與其他國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按照一致適用於所有客戶的商業條款進行。

管理層認為本集團在其日常交易中與若干國有企業(主要包括其他電信服務運營商)之間存在重大交易。這些交易按與第三方交易可比的條款或相關政府部門制定的國家標準進行且已反映在未經審核簡明合併中期財務資料中。本集團的電信網絡在很大程度上依賴於境內電信運營商的公共交換電話網絡和從境內電信運營商租賃的傳輸線路。管理層相信與關聯方交易相關有價值的重要信息已充分披露。

31.1 與聯通集團及其子公司的交易

(a) 經常性交易

以下列表為本集團與聯通集團及其子公司之間進行的重大經常性交易。本公司董事認為，該等交易於正常業務中發生。

	截至六月三十日止六個月期間	
	二零一二年	二零一一年 (經重列)
與聯通集團及其子公司的交易：		
中國南方電信網絡租賃費	**1,300**	1,200
電信增值服務支出	**16**	37
房屋租賃支出	**467**	463
通信資源租用支出	**147**	155
工程設計施工服務支出	**741**	520
共享服務支出	**86**	81
設備採購服務支出	**127**	88
末梢電信服務支出	**621**	584
綜合服務支出	**138**	78
綜合服務收入	**54**	46

(單位：除另有説明外，均以人民幣百萬元為單位)

31. 關連交易(續)

31.1 與聯通集團及其子公司的交易(續)

(b) 二零一零年十月持續關連交易的續期

於二零一零年十月二十九日，中國聯通運營公司和聯通新時空移動通信有限公司(「聯通新時空」)訂立了「二零一一年及二零一二年網絡租賃協議」，並和聯通集團訂立了「二零一一年綜合服務協議」，以將上述(a)中披露的若干持續關連交易續期。新協議的主要條款載列如下：

- 二零一一年及二零一二年網絡租賃協議

  根據二零一一年及二零一二年網絡租賃協議，租賃中國南方電信網絡延續兩年，從二零一一年一月一日起至二零一二年十二月三十一日止。中國聯通運營公司可選擇至少提前兩個月發出通知後，按相同條款和條件續期此租賃，但將來的租賃費除外，將來的租賃費仍須由雙方通過進一步協商，並考慮(但不限於)屆時中國南方的市場狀況確定。中國聯通運營公司就截至二零一一年和二零一二年十二月三十一日止兩個年度應付的年度租賃費分別為人民幣24億元和人民幣26億元。

- 二零一一年綜合服務協議

  二零一一年綜合服務協議自二零一一年一月一日起至二零一三年十二月三十一日止為期三年，而應付服務費與舊有協議的計算方法相同。

(c) 應收及應付關聯公司／聯通集團及其子公司款

於二零一二年六月三十日，應付關聯公司款包括應付中國網通(BVI)有限公司港幣26.30億元(相等於約人民幣21.44億元)(二零一一年十二月三十一日：港幣26.30億元，相等於約人民幣21.32億元)的無抵押短期借款。此借款年利率為香港銀行同業港幣拆息加0.8%，本公司已於二零一二年七月償還港幣25.00億元(相當於約人民幣20.41億元)，剩餘部份將於二零一二年償還。

此外，於二零一二年六月三十日，應付關聯公司款也包括應付聯通集團BVI港幣0.30億元(相當於約人民幣0.24億元)(二零一一年十二月三十一日：港幣0.30億元，相當於約人民幣0.24億元)的無抵押短期借款。此借款年利率為香港銀行同業港幣拆息加0.1%，並將於二零一二年償還。

於二零一二年六月三十日及二零一一年十二月三十一日，應付聯通集團款包括二零一一企業合併應付對價約人民幣1.58億元。

除上述短期借款和應付對價外，應收及應付關聯公司、聯通集團及其子公司之款項均為無抵押、免息、在需要時／根據合同條款要求償付，並根據上述(a)所述與關聯公司／聯通集團及其子公司之正常業務交易過程中產生。

（單位：除另有說明外，均以人民幣百萬元為單位）

31. 關連交易（續）

31.2 與境內電信運營商

(a) 與境內電信運營商的重要經常性交易

以下是與境內電信運營商在正常業務下發生的重大交易綜述：

	截至六月三十日止六個月期間	
	二零一二年	二零一一年
網間結算收入	**7,066**	6,427
網間結算成本	**8,264**	7,094
線路租賃收入	**139**	178
線路租賃費用	**15**	8
工程設計及技術服務收入	**112**	102

(b) 應收及應付境內電信運營商款

	二零一二年六月三十日	二零一一年十二月三十一日
應收境內電信運營商款		
－應收網間結算收入、線路租賃收入及工程設計及技術服務收入	**968**	1,230
－減：壞賬準備	**(35)**	(49)
	933	1,181
應付境內電信運營商款		
－應付網間結算成本及線路租賃費用	**1,434**	1,344

所有應收及應付境內電信運營商款項均是無擔保，免息並將在一年內償付。

31. 關連交易（續）

31.3 主要管理人員薪酬

截至二零一二年及二零一一年六月三十日止六個月期間，已付／應付本公司董事袍金及薪酬總額列示如下：

	截至六月三十日止六個月期間	
	二零一二年（人民幣千元）	二零一一年（人民幣千元）
非執行董事：		
袍金	**967**	965
其他福利(a)	**—**	—
	967	965
執行董事：		
袍金	**—**	—
其他薪酬		
－薪金及津貼	**550**	461
－已付及應付花紅	**1,250**	1,048
－其他福利(a)	**5**	8
－退休計劃的供款	**64**	57
	1,869	1,574
	2,836	2,539

(a) 其他福利是指在本公司股份期權計劃下授予本公司董事之股份期權於相關期間內確認的以股份為基礎的僱員酬金。

(單位：除另有說明外，均以人民幣百萬元為單位)

32. 或然事項及承諾

32.1 資本承諾

於二零一二年六月三十日及二零一一年十二月三十一日，本集團的資本承諾主要是與電信網絡建設相關，具體如下：

	二零一二年六月三十日			二零一一年十二月三十一日
	土地及房屋建築物	設備	合計	合計
經授權並已簽訂合同	**720**	**7,350**	**8,070**	7,187
經授權但未簽訂合同	**123**	**1,031**	**1,154**	1,630
	843	**8,381**	**9,224**	8,817

32.2 經營租賃承諾

於二零一二年六月三十日及二零一一年十二月三十一日，本集團於未來支付之不可撤銷經營租賃最低租賃付款額如下：

	二零一二年六月三十日				二零一一年十二月三十一日
	土地及房屋建築物	設備	租賃中國南方電信網絡附註(31.1(b))	合計	合計
租賃到期日：					
－不超過一年	**1,324**	**505**	**1,300**	**3,129**	4,433
－超過一年但不超過五年	**3,456**	**992**	**－**	**4,448**	4,574
－超過五年	**491**	**147**	**－**	**638**	601
	5,271	**1,644**	**1,300**	**8,215**	9,608

32. 或然事項及承諾(續)

32.3 或然事項

如以上附註20所述，本集團提供服務的資費受制於不同政府機構管轄。於二零零八年，發改委調查了中國聯通運營公司及中國網通集團有限公司(於二零零九年一月一日與中國聯通運營公司合併)各自分支機構的資費遵守情況。按管理層之評估及與工信部和發改委的持續溝通，管理層認為本集團於調查期間內均遵守相關政府機構制定的政策。因本次調查導致本集團未來發生重大現金流出的機會不大，故此，於二零一二年六月三十日及二零一一年十二月三十一日沒有計提任何撥備。

此外，於二零一一年，發改委對本集團寬帶互聯網業務的涉嫌壟斷進行調查。基於管理層的評估及與發改委的持續溝通，管理層認為因本次調查導致本集團未來發生重大現金流出的機會不大。故此，於二零一二年六月三十日和二零一一年十二月三十一日並沒有計提任何撥備。

33. 報告期後事項

於二零一二年七月十二日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一二年度第一期短期融資券，期限為365日，年利率為3.45%。

34. 財務資料的通過

本未經審核簡明合併中期財務資料已於二零一二年八月二十三日經董事會批核。

致中國聯合網絡通信(香港)股份有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第9至43頁的中期財務資料，此中期財務資料包括中國聯合網絡通信(香港)股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零一二年六月三十日的簡明合併中期資產負債表與截至該日止六個月期間的相關簡明合併中期損益表、綜合收益表、權益變動表和現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)或香港會計師公會頒佈的香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)，視乎該公司是否根據《國際財務報告準則》或《香港財務報告準則》編製其年度財務報表。因貴集團按《國際財務報告準則》及《香港財務報告準則》編製年度財務報表，貴公司董事須負責根據國際會計準則第34號及香港會計準則第34號編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據國際會計準則第34號「中期財務報告」及香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零一二年八月二十三日

其他資料

公司股份期權計劃

1. 股份期權計劃

本公司於二零零零年六月一日採納了一份股份期權計劃，並於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日進行了修訂（「股份期權計劃」）。股份期權計劃旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，並已於二零一零年六月二十一日期滿。股份期權計劃期滿後，不得根據股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬股份期權計劃的規定所要求，股份期權計劃的規定則繼續完全生效及有效。根據股份期權計劃：

(1) 股份期權可授予員工，包括本公司的所有董事（「董事」）；

(2) 向公司的關連人士（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））授予股份期權，必須獲得公司獨立非執行董事（不包括本身是期權獲授人的獨立非執行董事）的批准；

(3) 所授股份期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%；

(4) 期權期自發出該股份期權的要約日後任何一日開始，但不得遲於自發出要約日起的十年；

(5) 認購價不得低於以下價格中較高者：

(a) 股份面值；

(b) 公司股份於股份期權要約日在香港聯合交易所有限公司（「香港聯交所」）的收盤價；及

(c) 公司股份於緊接要約日之前的五個交易日在香港聯交所的收盤價的平均價；

(6) 在任何12個月期間，根據股份期權計劃可向任何股份期權計劃參與者發出的股份期權項下的股份數量（包括已行使及未行使的股份期權）不得超過本公司已發行股本之1%；及

(7) 每項授予應付的價款為港幣1.00元。

截至二零一二年六月三十日止，根據股份期權計劃已授出並繼續有效的股份期權共202,190,000份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.86%。其中，截至二零一二年六月三十日止，1,896,000份股份期權由董事及其聯繫人士持有。詳情請參閱「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節。所有截至二零一二年六月三十日止仍有效的已授出股份期權受股份期權計劃的條款所管轄。

截至二零一二年六月三十日止六個月內，並無根據股份期權計劃授予的股份期權被行使。

2. 特殊目的購股權計劃

於二零零八年九月十六日，就本公司與中國網通集團(香港)有限公司(「中國網通」)通過香港公司條例(「公司條例」)第166條項下中國網通的一項協議安排(「協議安排」)方式進行合併，本公司採納了特殊目的購股權計劃(「特殊目的購股權計劃」)。特殊目的購股權計劃為本公司提供一項措施以激勵及挽留根據中國網通採納之購股權計劃(「網通購股權計劃」)授出之購股權(「網通購股權」)的持有人(為中國網通及其子公司的中高層管理人員)，以及鼓勵彼等為提高本公司的價值而努力。特殊目的購股權計劃自二零零八年十月十五日起至二零一四年九月三十日(即網通購股權計劃獲得採納後滿十年之日)止期間內有效。本公司於二零零九年五月二十六日對特殊目的購股權計劃的條款進行了修訂。特殊目的購股權計劃之主要條款綜述如下：

A. 特殊聯通購股權的授出及行使價

(i) 根據特殊目的購股權計劃向每名合資格參與人(「合資格參與人」)授出的特殊聯通購股權(「特殊聯通購股權」)的數目上限，以及該等特殊聯通購股權的行使價，應按下述公式確定：

特殊聯通購股權數目＝X x Y
每份特殊聯通購股權的行使價＝Z/X

其中：

「**X**」 為根據協議安排以每股被註銷中國網通股份交換1.508股聯通股份的比率(「換股比率」)；

「**Y**」 為一名合資格參與人於二零零八年十月十四日下午五時正(香港時間)(「協議安排記錄時間」)持有的尚未行使之網通購股權數目；及

「**Z**」 為一名合資格參與人於協議安排記錄時間持有的尚未行使之網通購股權的行使價。

任何合資格參與人均不獲授予特殊聯通購股權的不足一份之購股權。

根據上述公式，二零零四年聯通特殊目的購股權(定義見下文)的行使價為港幣5.57元，而二零零五年聯通特殊目的購股權(定義見下文)的行使價為港幣8.26元。倘實施資本化發行、供股、分拆或合併聯通股份或削減股本，董事會有權對根據特殊目的購股權計劃授出的特殊聯通購股權所涉及的股份數目及行使價作出相應修訂。有關調整須使合資格參與人獲得與其於是項調整前原應享有的相同比例已發行股本，而調整亦不得導致本公司股份以低於其面值的價格發行。

(ii) 接納授出特殊聯通購股權概無應付款項。

其他資料

B. 特殊聯通購股權的行使

特殊聯通購股權將按照下文的歸屬時間表行使：

(i) 就於二零零四年十月二十二日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零四年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零四年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一三年十一月十六日(經董事會延期)有效。於二零一三年十一月十六日前未行使的任何二零零四年聯通特殊目的購股權將自動失效。二零零四年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註3所載的限額；及

(ii) 就於二零零五年十二月六日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零五年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零五年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一三年十二月五日(經董事會延期)有效。於二零一三年十二月五日前尚未行使的任何二零零五年聯通特殊目的購股權將自動失效。二零零五年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註3所載的限額。

有關特殊目的購股權計劃的進一步描述，請參閱本公司於二零零八年八月十五日發出之通函。

截至二零一二年六月三十日止，根據特殊目的購股權計劃已授出並繼續有效的股份期權共189,291,158份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.80%。其中，截至二零一二年六月三十日止，723,840份股份期權由一名董事持有。所有截至二零一二年六月三十日止仍有效的已授出股份期權受特殊目的購股權計劃的條款所管轄。

截至二零一二年六月三十日止六個月內，並無根據特殊目的購股權計劃授予的股份期權被行使。

3. 董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益

	身份及性質	期權授予日[3]	行使價（港幣）	二零一二年一月一日有效期權數[1]	期內變化 授予[1]	行使[1]	失效[1]	二零一二年六月三十日有效期權數[1]
董事								
常小兵（董事長兼首席執行官）	實益擁有人（個人）	二零零四年十二月二十一日	6.20	526,000	—	—	—	526,000
		二零零六年二月十五日	6.35	746,000	—	—	—	746,000
								1,272,000
陸益民	—	—	—	—	—	—	—	—
佟吉祿	實益擁有人（個人）	二零零四年七月二十日	5.92	92,000	—	—	—	92,000
		二零零六年二月十五日	6.35	460,000	—	—	—	460,000
	實益擁有人（配偶）	二零零四年七月二十日	5.92	32,000	—	—	—	32,000
		二零零六年二月十五日	6.35	40,000	—	—	—	40,000
								624,000
李福申	實益擁有人（個人）	二零零八年十月十五日	5.57	723,840	—	—	—	723,840
Cesareo Alierta Izuel	—	—	—	—	—	—	—	—
張永霖	—	—	—	—	—	—	—	—
黃偉明	—	—	—	—	—	—	—	—
John Lawson Thornton	—	—	—	—	—	—	—	—
鍾瑞明	—	—	—	—	—	—	—	—
蔡洪濱	—	—	—	—	—	—	—	—
僱員		二零零三年五月二十一日	4.30	8,956,000	—	—	—	8,956,000
		二零零四年七月二十日	5.92	40,900,000	—	—	—	40,900,000
		二零零四年十二月二十一日	6.20	128,000	—	—	—	128,000
		二零零六年二月十五日	6.35	150,310,000	—	—	—	150,310,000
		二零零八年十月十五日	5.57	99,637,850	—	—	—	99,637,850
		二零零八年十月十五日	8.26	88,929,468	—	—	—	88,929,468
								388,861,318[2]
合計				**391,481,158**				**391,481,158**

附註：

1. 每一股份期權授予持有人認購一股股份的權利。

2. 二零一二年六月三十日未行使股份期權包括由於二零零八年行業重組被調職到其他電信公司，而被董事會根據相關股份期權計劃確定為「被調動人員」的期權持有人所持有之約23,440,000份股份期權。

3. 股份期權之詳情如下：

授予日期	行使價（港幣）	可行使期*
根據股份期權計劃授予：		
二零零三年五月二十一日	*4.30*	*二零零四年五月二十一日至二零一三年五月二十日（股份期權授予部份的40%）* *二零零五年五月二十一日至二零一三年五月二十日（股份期權授予部份的30%）* *二零零六年五月二十一日至二零一三年五月二十日（股份期權授予部份餘下的30%）*
二零零四年七月二十日	*5.92*	*二零零五年七月二十日至二零一三年七月十九日（股份期權授予部份的40%）* *二零零六年七月二十日至二零一三年七月十九日（股份期權授予部份的30%）* *二零零七年七月二十日至二零一三年七月十九日（股份期權授予部份餘下的30%）*
二零零四年十二月二十一日	*6.20*	*二零零五年十二月二十一日至二零一三年十二月二十日（股份期權授予部份的40%）* *二零零六年十二月二十一日至二零一三年十二月二十日（股份期權授予部份的30%）* *二零零七年十二月二十一日至二零一三年十二月二十日（股份期權授予部份餘下的30%）*
二零零六年二月十五日	*6.35*	*二零零八年二月十五日至二零一四年二月十四日（股份期權授予部份的50%）* *二零零九年二月十五日至二零一四年二月十四日（股份期權授予部份餘下的50%）*
根據特殊目的購股權計劃授予：		
二零零八年十月十五日	*5.57*	*二零零八年十月十五日至二零一三年十一月十六日（與於協議安排記錄時間仍生效而分別可由二零零六年五月十七日至二零一零年十一月十六日、由二零零七年五月十七日至二零一零年十一月十六日及由二零零八年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份）* *二零零九年五月十七日至二零一三年十一月十六日（與於協議安排記錄時間仍生效而可由二零零九年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份）*
二零零八年十月十五日	*8.26*	*二零零八年十月十五日至二零一三年十二月五日（與於協議安排記錄時間仍生效而可由二零零七年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份）* *二零零八年十二月六日至二零一三年十二月五日（與於協議安排記錄時間仍生效而可由二零零八年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份）* *二零零九年十二月六日至二零一三年十二月五日（與於協議安排記錄時間仍生效而可由二零零九年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份）* *二零一一年十二月六日至二零一三年十二月五日（與於協議安排記錄時間仍生效而可由二零一零年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份）*

* *二零零九年，董事會根據股份期權計劃的條款，將其中約25,000,000份股份期權的可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於股份期權計劃中各自的相關條款規定的「強制性禁售」，至使該等股份期權未能行使。由於「強制性禁售」仍然繼續生效，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期分別於二零一零、二零一一和二零一二年三月份先後每次延長一年。截至二零一二年六月三十日止，由被調動人員持有之約23,440,000份股份期權（即以上附註2提及的股份期權）仍然有效。*

此外，於二零一零、二零一一及二零一二年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」仍然生效，導致股份期權未能行使。

董事在股份、相關股份或債券中的權益和淡倉

截至二零一二年六月三十日止，根據須要按《證券及期貨條例》(「該條例」)第352條保存的名冊所記錄，或根據「上市公司董事進行證券交易的標準守則」另外向本公司及香港聯交所作出的通知，本公司董事於本公司或該條例所定義的任何其聯營公司的任何股份、相關股份或債券中持有的權益或淡倉如下：

董事	身份	持有本公司普通股數量	佔已發行股本之百分率
張永霖	實益擁有人(個人)	400,000	0.0017%
鍾瑞明	實益擁有人(個人)	6,000	0.0000%

有關截至二零一二年六月三十日止，本公司董事及行政總裁於股份期權計劃及特殊目的購股權計劃下持有的權益及購買股份之權利請參閱「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節。

除本文所披露者外，本公司或其任何控股公司或子公司，於截至二零一二年六月三十日止六個月期間的任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或其任何聯營公司(如該條例所定義)的股份或債券而獲得利益。

此外，除本文所披露者外，於二零一二年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司(如該條例所定義)的任何股份、相關股份或債務證券中擁有任何個人、家族、公司或其他權益或淡倉。

其他資料

在本公司股本中的重大權益及淡倉

下表列出於二零一二年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人士（本公司的董事及行政總裁除外）於本公司的股份或相關股份中擁有的權益及淡倉：

		所持普通股		佔已發行
		直接持有	間接持有	股本百分比
(i)	中國聯合網絡通信集團有限公司（「聯通集團」）[1,2,5]	—	18,032,853,047	76.52%
(ii)	中國聯合網絡通信股份有限公司（「聯通A股公司」）[1]	—	9,725,000,020	41.27%
(iii)	中國聯通(BVI)有限公司（「聯通BVI」）[1]	9,725,000,020	—	41.27%
(iv)	中國聯通集團(BVI)有限公司（「聯通集團BVI」，前稱「中國網通集團(BVI)有限公司」）[2,3,5]	8,082,130,236	225,722,791	35.26%
(v)	Telefónica S.A.（「西班牙電信」）[4,5]	—	2,254,378,708	9.57%
(vi)	Telefónica Internacional S.A.U.[4,5]	2,254,378,708	—	9.57%

附註：

1. *由於聯通集團和聯通A股公司直接或間接控制聯通BVI股東大會三分之一或以上表決權，根據該條例，聯通BVI的權益被視為聯通集團和聯通A股公司持有的權益並因而已被納入其中。*

2. *聯通集團BVI是聯通集團的全資子公司。根據該條例，聯通集團BVI的權益被視為聯通集團持有的權益並因而已被納入其中。*

3. *聯通集團BVI直接持有8,082,130,236股本公司股份（佔已發行股本34.30%），其中包括於以下附註5中提及的1,037,777,121股本公司股份。此外，根據該條例，聯通集團BVI被視為擁有其作為受託人代表一名中國股東持有的225,722,791股本公司股份（佔已發行股本0.96%）。*

4. *Telefónica Internacional S.A.U.是西班牙電信的全資子公司。根據該條例，Telefónica Internacional S.A.U.的權益被視為西班牙電信持有的權益並因而已被納入其中。*

5. *於二零一二年六月十日，聯通集團BVI簽訂了協議向Telefónica Internacional S.A.U.收購合共1,073,777,121股本公司股份，佔本公司於協議簽署日已發行股本的4.56%。於二零一二年六月三十日，根據該條例，聯通集團BVI及Telefónica Internacional S.A.U.各自被視為擁有該1,073,777,121股本公司股份。交易其後於二零一二年七月三十日完成。交易完成後，聯通集團BVI和Telefónica Internacional, S.A.U.分別持有8,082,130,236和1,180,601,587股本公司股份，分別佔本公司於二零一二年七月三十日已發行股份的34.30%和5.01%。此外，根據該條例，聯通集團BVI被視為擁有其作為受託人代表一名中國股東持有的225,722,791股本公司股份（佔已發行股本0.96%）。*

除上表所述外，於二零一二年六月三十日在按該條例第336條保存的名冊中，並無任何其他人士在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司的股本詳情載列於中期財務資料附註12。

中期股息

董事會宣佈不派發截至二零一二年六月三十日止六個月期間的中期股息。

資產抵押

於二零一二年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保(二零一一年十二月三十一日：無)。

購回、出售或贖回公司上市股份

於截至二零一二年六月三十日止六個月期間，本公司或其附屬公司均沒有購回、出售或贖回本公司的任何上市股份。

董事會

於報告期間，本公司董事包括：

執行董事：
常小兵(董事長兼首席執行官)
陸益民
佟吉祿
李福申

非執行董事：
Cesareo Alierta Izuel

獨立非執行董事：
張永霖
黃偉明
John Lawson Thornton
鍾瑞明
蔡洪濱

董事資料之變更

以下是自本公司二零一一年年報刊發後若干董事資料的變更：

- 張永霖先生調任香港興業國際集團有限公司獨立非執行董事，並獲委任為明德學院主席。
- 鍾瑞明先生獲委任為中國光大控股有限公司獨立非執行董事。
- 蔡洪濱先生獲委任為中國石油化工集團公司外部董事，並當選為世界計量經濟學會會士。
- John Lawson Thornton先生獲委任為巴里克黃金公司的聯席主席。

審計委員會

審計委員會成員包括黃偉明先生、張永霖先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生(全部均為本公司之獨立非執行董事)，並由黃偉明先生出任審計委員會主席。審計委員會所有成員皆符合適用法律、法規及條例中關於審計委員會成員的「獨立性」之要求。審計委員會內其中一名成員為會計師，擁有豐富的會計專業經驗；而審計委員會主席更為特許會計師，具有會計及財務管理的專長及經驗。

審計委員會的主要職責包括：作為本公司與獨立審計師之間的主要代表，負責監察二者之間的關係；審議並批准獨立審計師的聘任、辭任和解聘；根據已確立的預審批框架預先批准由獨立審計師提供的服務及其費用；監督獨立審計師的工作及確定非審計服務對審計師獨立性的潛在影響；審閱季度和中期財務資料，以及年度財務報表；與獨立審計師聯絡及討論在審計中發現的問題和建議；審閱獨立審計師給管理層的信函和管理層的回應；與管理層討論內部控制系統及審閱關於本公司內部控制程序相關的報告。

審計委員會已經與本公司管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論(包括審閱截至二零一二年六月三十日止六個月期間之中期財務資料)。

薪酬委員會

薪酬委員會成員包括張永霖先生、黃偉明先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生(全部均為本公司之獨立非執行董事),並由張永霖先生出任薪酬委員會主席。

薪酬委員會的主要職責包括:審議及批准董事及高級管理人員的薪酬方案及架構;考慮董事及高級管理人員的薪酬組合,並向董事會作出建議;以及考慮及批准公司的股份期權計劃。薪酬委員會根據董事會與首席執行官簽訂的績效合同,對首席執行官進行考核並決定其年終花紅;首席執行官則對其他管理層成員進行考核,並決定其年終花紅,再交由薪酬委員會進行審議。此外,薪酬委員會亦會就其他執行董事的薪酬建議諮詢董事長。

提名委員會

提名委員會成員包括蔡洪濱先生、常小兵先生、John Lawson Thornton先生及鍾瑞明先生。除常小兵先生為本公司董事長兼首席執行官外,蔡洪濱先生、John Lawson Thornton先生及鍾瑞明先生各自均為本公司之獨立非執行董事。提名委員會主席由蔡洪濱先生出任。

提名委員會的主要職責包括:最少每年檢討董事會的架構、人數及組成,並就任何為配合公司策略而擬對董事會做出的變動提出建議;物色具備合適資格可擔任董事的人士,並就此向董事會提供意見;評核本公司獨立非執行董事的獨立性;就董事委任或重新委任,以及董事繼任計劃的有關事宜向董事會提出建議;就首席執行官提名擔任本公司高級管理人員的人選及高級管理人員的調整向董事會提供意見。

企業管治

1. 遵守企業管治守則

本公司致力於保持高水準之企業管治。本公司於截至二零一二年六月三十日止六個月期間,除以下方面,均遵守上市規則附錄十四所載之《企業管治守則》(「守則」)的要求:

(a) 根據守則條文A.2.1規定,公司董事長與行政總裁的角色及職責應有區分,而不應由一人同時兼任。董事會理解守則條文A.2.1原則為將董事會的管理從公司的日常經營管理中清晰區分,以確保權力和授權分佈均衡。

本公司由常小兵先生出任董事長兼首席執行官,並由陸益民先生出任總裁。常小兵先生一直負責主持董事會和公司業務發展戰略和運營、管理的所有重大事務,而陸益民先生則負責本公司日常運營和管理等方面的工作。

董事會認為於現階段常小兵先生與陸益民先生已在職能上達至上述職責區分的目的,而該安排可更有效率地制定及實施本公司之策略,從而協助本公司進一步有效地發展其業務。

(b) 根據守則條文A.4.1規定,非執行董事應按指定任期委任,並須接受重新選舉。本公司非執行董事並非按指定任期委任,但需根據本公司的章程及細則於股東大會上輪值退任,並經股東重選。本公司所有董事均輪值退任,至少每三年一次。

(c) 根據守則條文A.6.7規定，董事應出席股東大會。由於身處海外或需處理必不可免的事務，一名非執行董事及四名獨立非執行董事未能出席於二零一二年五月二十九日舉行之本公司股東週年大會。

2. 董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市公司董事進行證券交易的標準守則」而制訂其「董事進行證券交易的守則」。本公司已作出特定查詢，所有董事均確認彼等於二零一二年六月三十日止六個月內，一直遵守有關之證券交易守則。

3. 二零零二年美國薩班斯－奧克斯利法案(Sarbanes-Oxley Act)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視二零零二年美國《薩班斯－奧克斯利法案》404條款的合規要求，有關法案包括要求美國證券市場上市的非美國發行人，其管理層要對與財務報告相關的內部控制，出具報告和聲明。

有關的內部控制報告必需強調公司管理層對建立並維護充分和有效的與財務報告相關的內部控制的責任。管理層更須評估於年度結束時與財務報告相關的內部控制的有效性。根據薩班斯－奧克斯利法案404條款的要求，本公司管理層需就本公司於二零一一年十二月三十一日對與財務報告相關的內部控制的有效性進行評估。管理層的評估報告已載於本公司於二零一二年四月二十五日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零一一年十二月三十一日止年度之20-F表年報(「20-F表年報」)內。

4. 本公司企業管治制度與美國公司應遵循的紐約證券交易所上市規則有關企業管治規定的主要差異概述

作為一家同時在香港聯交所和紐約證券交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和薩班斯－奧克斯利法案。此外，本公司還須遵守紐約證券交易所上市規則中適用於非美國發行人的有關規定。但由於本公司為非美國發行人，無須完全遵從紐約證券交易所的所有有關企業管治的規定。

根據紐約證券交易所上市公司手冊第303A.11條規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約證券交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上及20-F表年報內予以披露。

5. 上市規則附錄十六

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零一一年年報所披露的資料並無重大變動。

其他資料

僱員及薪酬政策

於二零一二年六月三十日，本集團於中國大陸、香港及其他國家分別約有215,450名、180名及70名在職員工，另於中國大陸約有79,660名市場化臨時性用工。截至二零一二年六月三十日止六個月期間，僱員薪酬及福利支出約為人民幣137.40億元(截至二零一一年六月三十日止六個月期間：人民幣125.23億元)。本集團盡力保持僱員薪酬水平符合市場趨勢並保持競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

前瞻性陳述

本中期報告包含一九三三年證券法案(經修訂)第27A節，以及一九三四年證券交易法案(經修訂)第21E節所述的若干前瞻性聲明。這些前瞻性聲明包括但不限於以下內容：本公司的競爭地位；本公司的戰略和計劃，其中包括本公司的網絡、產品與服務、營銷等方面的(尤其是與3G業務相關的)戰略和計劃；本公司未來的經營情況，其中包括未來的財務業績，現金流，融資計劃與股息；對本公司新的，以及現有產品與服務(特別是3G服務)需求的未來增長，以及這些產品與服務的商機；以及中國電信業未來監管與其他發展。

「預計」、「相信」、「可能」、「估計」、「打算」、「也許」、「尋求」、「將要」等與本公司相關的類似表達用於表達若干前瞻性聲明。本公司不打算更新這些前瞻性聲明。

本中期報告中載有的前瞻性聲明，本質上取決於重大風險與不確定性。另外，這些前瞻性聲明為反映本公司當前對未來事件的看法，並不是對本公司未來業績的擔保。實際結果可能與本前瞻性聲明中明確或隱含的內容存在實質性差異，這些差異是由許多因素所導致的，包括但不限於以下因素：

- 中國電信業監管體制與政策的變化，包括但不限於工業及信息化部(其承擔了原信息產業部的監管職能)、國有資產監督管理委員會，以及中國其他相關政府機構的監管政策的變化；
- 中央政府發放3G牌照引發的中國電信業的變化；
- 中國相關政府機構降低資費，以及其他優惠政策所產生的影響；
- 電信、相關技術，以及基於這些技術應用方面的變化；
- 對電信服務(尤其是3G服務)需求的程度；
- 來自更開放的市場的競爭力量，以及面對來自現有電信公司及潛在的新的市場加入者的競爭下，本公司保持市場份額的能力；
- 對本公司電信服務的需求及價格的競爭影響；
- 資本的可用性、期限及部署，以及在資本支出方面的監管與競爭情況的影響；

- 中華人民共和國國家發展和改革委員會對本公司提供給互聯網服務供應商的互聯網專線租用接入服務的收費價格進行反壟斷調查的結果；

- 本公司已編制的預計財務信息，以及資本性開支計劃的假設條件的情況變化；及

- 中國政治、經濟、法律及社會條件的變化，其中包括中國政府在近期全球經濟衰退形勢下對經濟增長、外匯管制、外國投資活動與政策、外國公司進入中國電信市場，以及中國電信業的結構性變化。

請同時參照本公司最新向美國證券交易委員會呈交之根據20-F表規格準備的美國年報中「風險因素」一節。

承董事會命
朱嘉儀
公司秘書

香港，二零一二年八月二十三日

尊敬的各位股東：

二零一二年上半年，公司收入增長繼續保持行業領先，業務結構持續改善，盈利能力穩步提升，綜合實力不斷增強。



常小兵
董事長兼首席執行官

目錄




wo
store

2012 中期報告

China unicom 中国联通

中國聯合網絡通信（香港）股份有限公司

在香港註冊成立之有限公司

股份代號：0762

www.chinaunicom.com.hk

中國聯合網絡通信（香港）股份有限公司

香港皇后大道中99號中環中心75樓

電話（852）2126 2018　傳真（852）2126 2016